Confidential Draft Submitted on January 3, 2017

As filed with the Securities and Exchange Commission on ____, 2017.

Registration No. 333-__________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GraniteShares Gold Trust

(Exact name of registrant as specified in its charter)

New York	81-3787597
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
c/o GraniteShares LLC 30 Vesey Street New York, NY 10007 917-338-0565
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

GraniteShares LLC 30 Vesey Street New York, NY 10007 917-338-0565
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to: W. Thomas Conner, Esq. Reed Smith LLP 1301 K Street, NW Suite 1000, East Tower Washington, DC 20005 (202) 414-9200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Shares

(1)        Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(d) under the Securities Act of 1933, as amended. The initial amount of gold required for deposit with the Granite Gold Trust to create Shares is [_____] fine ounces per Basket (a Basket is 10,000 Shares). The price of gold used to calculate the proposed maximum offering price per Share is $ [_____], which is based upon the [________], 2017 afternoon gold price fix in London.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated [_________]

GraniteShares Gold Trust has made a confidential submission to the Securities and Exchange
Commission as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and Section 3(a)(80) of the Securities Exchange Act of 1934.

PRELIMINARY PROSPECTUS

[________],000 Shares

GraniteShares Gold Trust*

* Principal U.S. Listing Exchange: [__________]

GraniteShares Gold Trust (the “Trust”) will issue shares (“Shares”) which represent units of fractional undivided beneficial interest in and ownership of the Trust. The Trust will seek to reflect generally the performance of the price of gold. The Trust will seek to reflect such performance before payment of the Trust’s expenses and liabilities. GraniteShares LLC (the “Sponsor”) is the sponsor of the Trust; The Bank of New York Mellon (the “Trustee”) is the trustee of the Trust; and [__________] (the “Custodian”) is the custodian of the Trust. The Trust intends to issue additional Shares on a continuous basis.

The Shares may be purchased from the Trust only in one or more blocks of 10,000 Shares (a block of 10,000 Shares is called a “Basket”). The Trust will issue Shares in Baskets to certain authorized participants (“Authorized Participants”) on an ongoing basis, as described in “Plan of Distribution.” Baskets will be offered continuously at the net asset value (“NAV”) for 10,000 Shares on the day that an order to create a Basket is accepted by the Trustee. The NAV per Share is calculated by taking the current price of the Trust’s total assets, subtracting any liabilities, and dividing by the total number of Shares outstanding. The offering of the Trust’s Shares is a “best efforts” offering, which means that the Authorized Participants are not required to purchase a specific number or dollar amount of Shares. Authorized Participants will not receive from the Sponsor, the Trust or any affiliates any fee or other compensation in connection with the offering of the Shares.

Prior to this offering, there has been no public market for the Shares. The Shares will trade on the [_______] (the “Exchange”) under the symbol “[__]” after they are initially purchased by Authorized Participants. It is expected that the Shares will be sold to the public at varying prices to be determined by reference to, among other considerations, the price of gold and the trading price of the Shares on the Exchange at the time of each sale. The market price of the Shares may be different from the NAV and may trade at a discount or premium. Investors who decide to buy or sell Shares of the Trust will place their trade orders through their brokers and may incur customary brokerage commissions and charges.

Except when aggregated in Baskets, the Shares are not redeemable securities.

Investing in the Shares involves significant risks. See “Risk Factors” beginning on page _____.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the securities offered in this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Trust is an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act (the “JOBS Act”). [Additional information to be provided by pre-effective amendment]

The Shares are neither interests in nor obligations of the Sponsor or the Trustee. The Trust is not an investment company registered under the Investment Company Act of 1940, as amended. The Trust is not a commodity pool for purposes of the Commodity Exchange Act, as amended.

On [________________], 2017, an Initial Purchaser, subject to conditions, has purchased [____] Shares, which comprise the initial Baskets, as described in “Plan of Distribution.” Delivery of the initial Baskets will be made on or about [_________], 2017. The Trust received all proceeds from the offering of the initial Baskets in gold in an amount equal to the full initial price for the initial Baskets.

	Per Share(1)	Per Basket
Public offering price for the initial Baskets(2)	$	$

(1)	The initial Baskets were created at a per share price equal to the value of 1/10th of a Fine Ounce of gold on the date of formation of the Trust.

(2)	The initial purchaser may receive commissions/fees from investors who purchase shares from the initial Baskets through their commission/fee-based brokerage accounts. The price per basket that will be paid in the future by the Authorized Participants may be different than the initial Basket price.

The date of this prospectus is [________], 2017.

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements which relate to future events or future performance. In some cases, you can identify such forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this prospectus that address activities, events or developments that may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses made by the Sponsor on the basis of its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this prospectus, general economic, market and business conditions, changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies, and other world economic and political developments. See “Risk Factors.” Consequently, all the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Moreover, neither the Sponsor, nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust nor the Sponsor undertakes an obligation to publicly update or conform to actual results any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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PROSPECTUS SUMMARY

The following is a summary of this prospectus, and while it contains material information about the Trust and the Shares, it does not contain or summarize all of the information about the Trust and the shares contained in this prospectus that is material and that may be important to you. You should read this entire prospectus, including “Risk Factors” beginning on page [___], and the material incorporated by reference herein before making an investment decision about the Shares. Capitalized terms not defined in this section have the meaning set forth in the Glossary.

Trust Structure, the Sponsor, the Trustee and the Custodian

The Trust was formed on [________], 2017 when an initial deposit of gold was made in exchange for the issuance of [__] Baskets. The purpose of the Trust is to own gold transferred to the Trust in exchange for Shares issued by the Trust. Each Share represents a fractional undivided beneficial interest in the net assets of the Trust. The assets of the Trust consist primarily of gold held by the Custodian on behalf of the Trust. However, there may be situations where the Trust will unexpectedly hold cash. For example, a claim may arise against a third party, which is settled in cash. In situations where the Trust unexpectedly receives cash or other assets, no new Shares will be issued until after the record date for the distribution of such cash or other property has passed.

The Sponsor of the Trust is GraniteShares LLC, a Delaware limited liability company. The Shares are not obligations of, and are not guaranteed by the Sponsor, or any of its subsidiaries or affiliates.

The Trust is governed by the provisions of the Depositary Trust Agreement (as amended from time to time, the “Trust Agreement”) executed on [_________], 2017 by the Sponsor and the Trustee.

The Trust issues Shares only in blocks of 10,000 or integral multiples thereof. Baskets of Shares may be redeemed by the Trust in exchange for the amount of gold corresponding to their redemption value. Individual Shares are not redeemed by the Trust, but are listed and trade on the Exchange under the symbol “[__].” The Trust seeks to reflect generally the performance of the price of gold. The Trust seeks to reflect such performance before payment of the Trust’s expenses and liabilities. The material terms of the Trust are discussed in greater detail under the section “Description of the Shares and the Trust Agreement.” The Trust is not a registered investment company under the Investment Company Act of 1940 and is not required to register under such act.

The Sponsor will arrange for the creation of the Trust, the registration of the Shares for their public offering in the United States and the listing of the Shares on the Exchange. The Sponsor has agreed to assume the following expenses incurred by the Trust: the Trustee’s fee (the “Trustee’s Fee”), the Custodian’s fee (the “Custodian’s Fee”), the Exchange listing fees, SEC registration fees, printing and mailing costs, audit fees and expenses and up to $100,000 per annum in legal fees and expenses.

The Trustee is The Bank of New York Mellon and the Custodian is [__________]. The agreement between the Trust and the Custodian is governed by English law.

The Trustee is responsible for the day-to-day administration of the Trust. The responsibilities of the Trustee include (1) processing orders for the creation and redemption of Baskets; (2) coordinating with the Custodian the receipt and delivery of gold transferred to, or by, the Trust in connection with each issuance and redemption of Baskets; (3) calculating the net asset value of the Trust on each business day; and (4) selling the Trust’s gold as needed to cover the Trust’s expenses. For a more detailed description of the role and responsibilities of the Trustee see “Description of the Shares and the Trust Agreement” and “The Trustee.”

The Custodian is responsible for safekeeping the gold owned by the Trust. The Custodian is appointed by the Trustee and is responsible to the Trustee only. The general role and responsibilities of the Custodian are further described in “The Custodian.”

Trust Objective

The objective of the Trust is for the value of the Shares to reflect, at any given time, the value of the assets owned by the Trust at that time less the Trust’s accrued expenses and liabilities as of that time. The Shares are intended to constitute a simple and cost-effective means of making an investment similar to an investment in gold. An investment in allocated physical gold bullion requires expensive and sometimes complicated arrangements in connection with the assay, transportation and warehousing of the metal. Traditionally, such expense and complications have resulted in investments in physical gold bullion being efficient only in amounts beyond the reach of many investors. The Shares have been designed to remove the obstacles represented by the expense and complications involved in an investment in physical gold bullion, while at the same time having an intrinsic value that reflects, at any given time, the price of the assets owned by the Trust at such time less the Trust expenses and liabilities. Although the Shares are not the exact equivalent of an investment in gold, they provide investors with an alternative that allows a level of participation in the gold market through the securities market.

Advantages of investing in the Shares include:

●	Minimal credit risk.

The Shares represent an interest in physical gold owned by the Trust (other than up to a maximum of 430 ounces of gold held in unallocated form) and held in physical custody at the Custodian. Physical gold of the Trust in the Custodian’s possession is not subject to borrowing arrangements with third parties. Other than the gold temporarily being held in an unallocated gold account with the Trust, the physical gold of the Trust is not subject to counterparty or credit risks. This contrasts with most other financial products that gain exposure to precious metals through the use of derivatives that are subject to counterparty and credit risks.

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●	Backed by gold held by the Custodian on behalf of the Trust.

The Shares are backed primarily by allocated physical gold bullion identified as the Trust’s property in the Custodian’s books. The Trust arrangements contemplate that no Shares can be issued unless the corresponding amount of gold has been deposited into the Trust. Once deposited into the Trust, gold is only removed from the Trust if (i) sold to pay Trust expenses (such as the Sponsor’s fee and any other expenses not assumed by the Sponsor) or liabilities to which the Trust may be subject, or (ii) transferred from the Trust’s account to an Authorized Participant’s account in exchange for one or more Baskets of Shares surrendered for redemption.

●	Ease and flexibility of investment.

Retail investors may purchase and sell Shares through traditional brokerage accounts. Because the amount of gold corresponding to a Share is significantly less than the minimum amounts of physical gold bullion that are commercially available for investment purposes, the cash outlay necessary for an investment in Shares should be less than the amount required for currently existing means of investing in physical gold bullion. Shares are eligible for margin accounts.

●	Relatively cost efficient.

Although the return, if any, of an investment in the Shares is subject to the additional expenses of the Trust, including the Sponsor’s fee and other costs and expenses not assumed by the Sponsor which would not be incurred in the case of a direct investment in gold, the Shares may represent a cost-efficient alternative for investors not otherwise in a position to participate directly in the market for allocated physical gold bullion, because the expenses involved in an investment in allocated physical gold bullion through the Shares are dispersed among all holders of Shares.

Principal Offices

The Sponsor’s office is located at 30 Vesey St, New York, NY 10007. The Trustee has a Trust office at 2 Hanson Place, 9th Floor, Brooklyn, New York 11217. The Custodian’s office is located at [___________].

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THE OFFERING

Offering	The Shares represent units of fractional undivided beneficial interest in the net assets of the Trust.
Use of proceeds	Proceeds received by the Trust from the issuance and sale of Baskets, including the [__] Baskets issued to the Initial Purchaser, who is [_______], on [______], 2017 in connection with the formation of the Trust, and the Shares (as described on the front page of this prospectus) will consist of gold deposits and, possibly from time to time, cash. Pursuant to the Trust Agreement, during the life of the Trust such proceeds will only be (1) held by the Trust, (2) distributed to Authorized Participants in connection with the redemption of Baskets, or (3) disbursed or sold as needed to pay the Trust’s ongoing expenses.
Exchange symbol	[__]
CUSIP	[_________]
Creation and redemption	The Trust expects to issue and redeem Baskets of Shares on a continuous basis. Baskets of Shares will only be issued or redeemed in exchange for an amount of gold determined by the Trustee on each day that the Exchange is open for regular trading. No Shares will be issued unless the Custodian has allocated to the Trust’s account the corresponding amount of gold. Initially, a Basket will require delivery of 1,000 fine ounces of gold. The amount of gold necessary for the creation of a Basket, or to be received upon redemption of a Basket, will decrease over the life of the Trust, due to the payment or accrual of fees and other expenses or liabilities payable by the Trust. Baskets may be created or redeemed only by Authorized Participants, who will pay the Trustee a transaction fee for each order to create or redeem Baskets. See “Description of the Shares and the Trust Agreement” for more details.
Net Asset Value	The NAV of the Trust will be obtained by subtracting the Trust’s expenses and liabilities on any day from the value of the gold owned by the Trust on that day; the NAV per Share will be obtained by dividing the NAV of the Trust on a given day by the number of Shares outstanding on that day. On each day on which the Exchange is open for regular trading, the Trustee will determine the NAV as promptly as practicable after 4:00 p.m. (New York time). The Trustee will value the Trust’s gold on the basis of LBMA Gold Price PM. If there is no LBMA Gold Price PM on any day, the Trustee is authorized to use the most recently announced LBMA Gold Price AM unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate as a basis for evaluation. See “The Trust—Valuation of Gold; Computation of Net Asset Value.”
Trust Expenses	The Trust’s only ordinary recurring expense is expected to be the remuneration due to the Sponsor (the “Sponsor’s Fee”). The Sponsor’s Fee will be paid through delivery of gold from the Trust Unallocated Account that has been de-allocated from the Trust Allocated Account for this purpose. In exchange for the Sponsor’s Fee, the Sponsor has agreed to assume the following expenses of the Trust: the Trustee’s Fee, the Custodian’s Fee, the Exchange listing fees, SEC registration fees, printing and mailing costs, audit fees and expenses and up to $100,000 per annum in legal fees and expenses. The Sponsor’s Fee is accrued daily at an annualized rate equal to [___]% of the net asset value of the Trust and is payable monthly in arrears. The Trustee from time to time may also sell gold in such quantities as may be necessary to permit the payment of Trust expenses and liabilities not assumed by the Sponsor. The Trustee is authorized to sell gold at such times and in the smallest amounts required to permit such payments as they become due, it being the intention to avoid or minimize the Trust’s holdings of assets other than gold. Accordingly, the amount of gold to be sold may vary from time to time depending on the level of the Trust’s expenses and liabilities and the market price of gold. See “The Trust—Trust Expenses” and “Description of the Shares and the Trust Agreement—Trust Expenses and Gold Sales.”
Tax Considerations	Owners of Shares are treated, for U.S. federal income tax purposes, as if they owned a corresponding share of the assets of the Trust. They are also viewed as if they directly received a corresponding share of any income of the Trust, or as if they had incurred a corresponding share of the expenses of the Trust. Consequently, each sale of gold by the Trust constitutes a taxable event to Shareholders. See “United States Federal Income Tax Consequences—Taxation of U.S. Shareholders” and “ERISA and Related Considerations.”

Voting Rights	Owners of Shares do not have any voting rights. See “Description of the Shares and the Trust Agreement—Voting Rights.”
Suspension of Issuance, Transfers and Redemptions	The Trustee may suspend the delivery or registration of transfers of Shares, or may refuse a particular deposit or transfer at any time, if the Trustee or the Sponsor thinks it advisable for any reason. Redemptions may be suspended only (i) during any period in which regular trading on the Exchange is suspended or restricted, or the Exchange is closed, or (ii) during an emergency as a result of which delivery, disposal or evaluation of gold is not reasonably practicable. See “Description of the Shares and the Trust Agreement—Redemption of Baskets; Withdrawal of Gold.”
Limitation on Liability	The Sponsor and the Trustee:
● are only obligated to take the actions specifically set forth in the Trust Agreement without gross negligence, willful misconduct or bad faith;
● are not liable for the exercise of discretion permitted under the Trust Agreement; and
● have no obligation to prosecute any lawsuit or other proceeding on behalf of the Shareholders or any other person.
See “Description of the Shares and the Trust Agreement—The Sponsor (Liability of the Sponsor and indemnification)” and “The Trustee (Limitation on Trustee’s liability).”
Termination events	The Trustee will terminate the Trust Agreement if:
● the Trustee is notified that the Shares are delisted from the Exchange and are not approved for listing on another national securities exchange within five business days of their delisting;
● Shareholders acting in respect of at least 75% of the outstanding Shares notify the Trustee that they elect to terminate the Trust;
● 60 days have elapsed since the Trustee notified the Sponsor of the Trustee’s election to resign and a successor trustee has not been appointed and accepted its appointment;
● the SEC determines that the Trust is an investment company under the Investment Company Act of 1940, as amended, and the Trustee has actual knowledge of that determination;
● the U.S. Commodity Futures Trading Commission (the “CFTC”) determines that (i) the Trust is a commodity pool under the Commodity Exchange Act of 1936 (the “CEA”); and/or (ii) the Shares constitute “commodity interests”, as defined by the CFTC in CFTC Regulation 1.3(yy) and the Trustee has actual knowledge of that determination;
● the Trust fails to qualify for treatment, or ceases to be treated, as a grantor trust for United States federal income tax purposes and the Trustee receives notice that the Sponsor has determined that the termination of the Trust is advisable.
● 60 days have elapsed since DTC ceases to act as depository with respect to the Shares and the Sponsor has not identified another depository which is willing to act in such capacity; or
● the Trustee elects to terminate the Trust after the Sponsor is deemed conclusively to have resigned effective immediately as a result of the Sponsor being adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property being appointed, or a trustee or liquidator or any public officer taking charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation.
If not terminated earlier by the Trustee, the Trust will terminate on [_________]. See “Description of the Shares and the Trust Agreement—Amendment and Termination.” After termination of the Trust, the Trustee will deliver Trust property upon surrender and cancellation of Shares and, ninety days after termination, may sell any remaining Trust property in a private or public sale, and hold the proceeds, uninvested and in a non-interest bearing account, for the benefit of the holders who have not surrendered their Shares for cancellation. See “Description of the Shares and the Trust Agreement—Amendment and Termination.”

Authorized Participants	Baskets may be created or redeemed only by Authorized Participants. Each Authorized Participant must be a registered broker-dealer, a participant in DTC, have entered into an agreement with the Trustee (the “Authorized Participant Agreement”) and be in a position to transfer gold to, and take delivery of gold from, the Custodian through one or more gold accounts. The Authorized Participant Agreement provides the procedures for the creation and redemption of Baskets and for the delivery of gold in connection with such creations or redemptions. A list of the current Authorized Participants can be obtained from the Trustee or the Sponsor.
Clearance and settlement	The Shares are issued in book-entry form only. Transactions in Shares clear through the facilities of DTC. Investors may hold their Shares through DTC, if they are participants in DTC, or indirectly through entities that are participants in DTC.

SUMMARY FINANCIAL CONDITION

As of [_______], 2017, the date of the formation of the Trust and the date the Sponsor deposited [_____] fine ounces of gold into the Trust, the NAV of the Trust, which represents the value of the gold deposited into the Trust in exchange for the initial Baskets, was [$____] and the NAV per Share was [$____].

RISK FACTORS

Before making an investment decision, you should consider carefully the risks described below, as well as the other information included in this prospectus.

Because the Shares are created to reflect the price of the gold held by the Trust, the market price of the Shares will be as unpredictable as the price of gold has historically been. This creates the potential for losses, regardless of whether you hold Shares for a short-, mid- or long-term.

Shares are created to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. Because the value of Shares depends on the price of gold, it is subject to fluctuations similar to those affecting gold prices. The price of gold has fluctuated widely over the past several years. If gold markets continue to be characterized by the wide fluctuations that they have shown in the past several years, the price of the Shares will change widely and in an unpredictable manner. This exposes your investment in Shares to potential losses if you need to sell your Shares at a time when the price of gold is lower than it was when you made your investment in Shares. Even if you are able to hold Shares for the mid- or long-term you may never realize a profit, because gold markets have historically experienced extended periods of flat or declining prices.

Following an investment in Shares, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of Shares. Among them:

●	Large sales, including those by the official sector (government, central banks and related institutions), which own a significant portion of the aggregate world holdings. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the Shares will be adversely affected.

●	A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the Shares.

●	A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the Shares. Attitudes towards gold could be influenced by:

●	Investors’ expectations regarding future inflation rates;

●	Currency exchange rate volatility;

●	Interest rate volatility; and

●	Unexpected political, economic, global or regional incidents

Conversely, several factors may trigger a temporary increase in the price of gold prior to your investment in the Shares. If that is the case, you will be buying Shares at prices affected by the temporarily high prices of gold, and you may incur losses when the causes for the temporary increase disappear.

As the Sponsor has no history of operating an investment vehicle like the Trust, its experience may be inadequate or unsuitable to manage the Trust.

The Sponsor has no history of past performance in operating an investment vehicle like the Trust. The past performances of the Sponsor’s management in other positions are no indication of their ability to manage an investment vehicle such as the Trust. If the experience of the Sponsor and its management is not adequate or suitable to manage an investment vehicle such as the Trust, the operations of the Trust may be adversely affected.

Actual or perceived disruptions in the processes used to determine the new LBMA Gold Price PM, or lack of confidence in that benchmark, may adversely affect the return on your investment in the Shares (if any).

The London PM Fix was the benchmark price for valuation of gold prior to March 20, 2015, at which time the London PM Fix was discontinued and replaced by the LBMA Gold Price PM. The LBMA Gold Price AM and LBMA Gold Price PM are gold price benchmark mechanisms administered by ICE Benchmark Administration (“IBA”), an independent specialist benchmark administrator appointed by the LBMA. Twice daily during London business hours IBA hosts an electronic, physically settled, and tradable auction, during which buyers and sellers trade physical spot gold at a pre-determined price and the price of the final auction is published to the market as the LBMA Gold Price AM and LBMA Gold Price PM for that day. IBA hosts each auction in rounds of 45 seconds (which may be adjusted by IBA by notice). The prices for each round of any auction are set by an independent chairperson appointed by IBA, who sets the prices in their sole discretion in line with the market conditions and the activity in the auction. An auction will conclude following a round in which the difference between the entered buying and selling interest (referred to as imbalance) does not exceed a certain volume of gold identified by IBA (initially set at 20,000 troy ounces), and the price for that round will be published as the LBMA Gold Price AM (for the auction taking place at 10:00 a.m. (London time)) or the LBMA Gold Price PM (for the auction taking place at 3:00 p.m. (London time)) for that day. IBA has indicated that the chairperson responsible for setting the prices for the auctions will have the requisite credentials and experience and will be independent from any direct participant or sponsored client. However, because the identity of the chairperson will not be disclosed to the market, it will not be possible for the Trustee to independently assess the adequacy of the chairperson’s qualifications or to assure the chairperson’s independence from any third party or market participant. In addition, because the chairperson has unlimited discretion in setting the auction prices and does not rely on any automated algorithm for the price setting, there can be no assurance that the LBMA Gold Price AM or LBMA Gold Price PM will accurately reflect the fundamentals of the gold market. See “The Trust – Valuation of Gold; Computation of Net Asset Value” for a description of how the LBMA Gold Price PM is determined.

Furthermore, while the features of the mechanism to determine the LBMA Gold Price AM and LBMA Gold Price PM may be improvements over the London AM Fix and London PM Fix, investors should keep in mind that electronic markets are not exempt from failures.

As with any innovation, it is possible that electronic failures or other unanticipated events may occur that could result in delays in the announcement of, or the inability of the system to produce, a LBMA Gold Price AM or LBMA Gold Price PM on any given day. In addition, if a perception were to develop that the LBMA Gold Price AM or LBMA Gold Price PM is vulnerable to manipulation attempts, or if the new administration proceedings surrounding the determination of the LBMA Gold Price AM or LBMA Gold Price PM are not received with confidence by the markets, the behavior of investors and traders in gold may change, and those changes may have an effect on the price of gold (and, consequently, the value of the Shares). In any of these circumstances, the intervention of extraneous events disruptive of the normal interaction of supply and demand of gold at any given time may result in distorted prices and losses on an investment in the Shares that, but for such extraneous events, might not have occurred.

Other effects of disruptions in the determination of the new LBMA Gold Price AM or LBMA Gold Price PM or any inaccuracies in setting of the auction prices on the operations of the Trust include the potential for an incorrect valuation of the Trust’s gold, an inaccurate computation of the Sponsor’s fees, and the sales of gold to cover Trust expenses at prices that do not accurately reflect the fundamentals of the gold market. Each of these events could have an adverse effect on the value of the Shares.

Effective April 1, 2015, the LBMA Gold Price AM and LBMA Gold Price PM became regulated by the Financial Conduct Authority of the United Kingdom (the “FCA”). It is not possible to predict the effect of the FCA Rules and any other related reforms on the trading market for gold.

As of the date of this prospectus, the Sponsor has no reason to believe that the LBMA Gold Price (AM or PM) will not fairly represent the price of the gold held by the Trust. Should this situation change, the Sponsor expects to use the powers granted by the Trust’s governing documents to seek to replace the LBMA Gold Price PM with a more reliable indicator of the value of the Trust’s gold. There is no assurance that such alternative value indicator will be identified, or that the process of changing from the LBMA Gold Price PM to a new benchmark price will not adversely affect the price of the Shares.

The amount of gold represented by each Share will decrease over the life of the Trust due to the sales of gold necessary to pay the Sponsor’s Fee and Trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Although the Sponsor has agreed to assume all organizational and certain ordinary expenses incurred by the Trust, not all Trust expenses have been assumed by the Sponsor. For example, any taxes and other governmental charges that may be imposed on the Trust’s property will not be paid by the Sponsor. As part of its agreement to assume some of the Trust’s ordinary administrative expenses, the Sponsor has agreed to pay legal fees and expenses of the Trust not in excess of $100,000 per annum. Any legal fees and expenses in excess of that amount will be the responsibility of the Trust.

Because the Trust does not have any income, it needs to sell gold to cover expenses not assumed by the Sponsor. The Trust may also be subject to other liabilities (for example, as a result of litigation) which have also not been assumed by the Sponsor. The only source of funds to cover those liabilities will be sales of gold held by the Trust. Even if there are no expenses other than those assumed by the Sponsor, and there are no other liabilities of the Trust, the Trustee will still need to sell gold to pay the Sponsor’s Fee. The result of these sales is a decrease in the amount of gold represented by each Share. New deposits of gold, received in exchange for new Shares issued by the Trust, do not reverse this trend.

A decrease in the amount of gold represented by each Share results in a decrease in its price even if the price of gold has not changed. To retain the Share’s original price, the price of gold has to increase. Without that increase, the lesser amount of gold represented by the Share will have a correspondingly lower price. If these increases do not occur, or are not sufficient to counter the lesser amount of gold represented by each Share, you will sustain losses on your investment in Shares.

An increase in the Trust expenses not assumed by the Sponsor, or the existence of unexpected liabilities affecting the Trust, will force the Trustee to sell larger amounts of gold, and will result in a more rapid decrease of the amount of gold represented by each Share and a corresponding decrease in its value.

Future governmental decisions may have significant impact on the price of gold, which may result in a significant decrease or increase in the value of the net assets and the net asset value of the Trust.

Generally, gold prices reflect the supply and demand of available gold. Governmental decisions, such as the executive order issued by the President of the United States in 1933 requiring all persons in the United States to deliver gold to the Federal Reserve or the abandonment of the gold standard by the United States in 1971, have been viewed as having significant impact on the supply and demand of gold and the price of gold. Future governmental decisions may have an impact on the price of gold, and may result in a significant decrease or increase in the value of the net assets and the net asset value of the Trust. Further regulations applicable to U.S. banks and non-U.S. bank entities operating in the U.S. with respect to their trading in physical commodities, such as precious metals, may further impact the price of gold in the U.S.

The Trust is a passive investment vehicle. This means that the value of your Shares may be adversely affected by Trust losses that, if the Trust had been actively managed, it might have been possible to avoid.

The Trustee does not actively manage the gold held by the Trust. This means that the Trustee does not sell gold at times when its price is high, or acquire gold at low prices in the expectation of future price increases. It also means that the Trustee does not make use of any of the hedging techniques available to professional gold investors to attempt to reduce the risks of losses resulting from price decreases. Any losses sustained by the Trust will adversely affect the value of your Shares.

The price received upon the sale of Shares may be less than the value of the gold represented by them.

The result obtained by subtracting the Trust’s expenses and liabilities on any day from the price of the gold owned by the Trust on that day is the NAV of the Trust which, when divided by the number of Shares outstanding on that day, results in the NAV per Share.

Shares may trade at, above or below their NAV. The NAV will fluctuate with changes in the market value of the Trust’s assets. The trading prices of Shares will fluctuate in accordance with changes in their NAVs as well as market supply and demand. The amount of the discount or premium in the trading price relative to the NAV may be influenced by non-concurrent trading hours between the major gold markets and the Exchange. While the Shares will trade on the Exchange until 4:00 p.m. (New York time), liquidity in the market for gold will be reduced after the close of the major world gold markets, including London, Zurich and COMEX. As a result, during this time, trading spreads, and the resulting premium or discount on Shares, may widen.

An investment in the Trust may be adversely affected by competition from other methods of investing in gold.

The Trust competes with other financial vehicles, including traditional debt and equity securities issued by companies in the gold industry and other securities backed by or linked to gold, direct investments in gold and investment vehicles similar to the Trust. Market and financial conditions, and other conditions beyond the Sponsor’s control, may make it more attractive to invest in other financial vehicles or to invest in gold directly, which could affect the market capitalization of the Trust and reduce the NAV. To the extent existing exchange traded funds, or ETFs, or other exchange traded vehicles tracking gold markets represent a significant proportion of demand for physical gold bullion, large redemptions of the securities of these ETFs or other exchange traded vehicles could negatively affect physical gold bullion prices and the price and NAV.

The Trust may be forced to sell gold earlier than anticipated if expenses are higher than expected.

The Trust may be forced to sell physical gold earlier than anticipated if the Trust’s expenses are higher than estimated. Such accelerated sales may result in a reduction of the NAV and the value of the Shares.

Because the Trust is not a diversified investment, it may be more volatile than other investments.

An investment in the Trust is not intended as a complete investment plan. Because the Trust will invest substantially all of its assets in physical gold, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio. Accordingly, the NAV may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over time. An investment in the Trust may be deemed speculative and is not intended as a complete investment program, therefore investors should review closely the objective and strategy, the investment and operating restrictions and the redemption provisions of the Trust as outlined herein and familiarize themselves with the risks associated with an investment in the Trust.

The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors in Shares.

The Trust will have a limited duration. If certain events occur, at any time, the Trustee will have to terminate the Trust. Otherwise, the Trust will terminate automatically on [_________]. See “Description of the Shares and the Trust Agreement—Amendment and Termination” for more information about the termination of the Trust, including when events outside the control of the Sponsor, the Trustee or the Shareholders may prompt the Trust’s termination.

Upon termination of the Trust, the Trustee will sell gold in the amount necessary to cover all expenses of liquidation, and to pay any outstanding liabilities of the Trust. The remaining gold will be distributed among investors surrendering Shares. Any gold remaining in the possession of the Trustee after 90 days may be sold by the Trustee and the proceeds of the sale will be held by the Trustee until claimed by any remaining holders of Shares. Sales of gold in connection with the liquidation of the Trust at a time of low prices will likely result in losses, or adversely affect your gains, on your investment in Shares.

There may be situations where an Authorized Participant is unable to redeem a Basket of Shares. To the extent the value of gold decreases, these delays may result in a decrease in the value of the gold the Authorized Participant will receive when the redemption occurs, as well as a reduction in liquidity for all shareholders in the secondary market.

Although Shares surrendered by Authorized Participants in Basket-size aggregations are redeemable in exchange for the underlying amount of gold, redemptions may be suspended during any period while regular trading on the Exchange is suspended or restricted, or in which an emergency exists that makes it reasonably impracticable to deliver, dispose of, or evaluate gold. If any of these events occurs at a time when an Authorized Participant intends to redeem Shares, and the price of gold decreases before such Authorized Participant is able again to surrender for redemption of any Baskets, such Authorized Participant will sustain a loss with respect to the amount that it would have been able to obtain in exchange for the gold received from the Trust upon the redemption of its Shares, had the redemption taken place when such Authorized Participant originally intended it to occur. As a consequence, Authorized Participants may reduce their trading in Shares during periods of suspension, decreasing the number of potential buyers of Shares in the secondary market and, therefore, decreasing the price a Shareholder may receive upon sale.

The liquidity of the Shares may also be affected by the withdrawal from participation of Authorized Participants.

In the event that one or more Authorized Participants that have substantial interests in Shares withdraw from participation, the liquidity of the Shares will likely decrease which could adversely affect the market price of the Shares and result in your incurring a loss on your investment.

Authorized Participants with large holdings may choose to terminate the Trust.

Holders of 75% of the Shares have the power to terminate the Trust. This power may be exercised by a relatively small number of holders. If it is so exercised, investors who wished to continue to invest in gold through the vehicle of the Trust will have to find another vehicle, and may not be able to find another vehicle that offers the same features as the Trust.

The lack of an active trading market for the Shares may result in losses on your investment at the time of disposition of your Shares.

Although Shares are listed for trading on the Exchange, you should not assume that an active trading market for the Shares will develop or be maintained. If you need to sell your Shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price you receive for your Shares (assuming you are able to sell them).

If the process of creation and redemption of Baskets encounters any unanticipated difficulties, the possibility for arbitrage transactions intended to keep the price of the Shares closely linked to the price of gold may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

If the processes of creation and redemption of Shares (which depend on timely transfers of gold to and by the Custodian) encounter any unanticipated difficulties, potential market participants, such as the Authorized Participants and their customers, who would otherwise be willing to purchase or redeem Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying gold may not take the risk that, as a result of those difficulties, they may not be able to realize the profit they expect. If this is the case, the liquidity of the Shares may decline and the price of the Shares may fluctuate independently of the price of gold and may fall or otherwise diverge from NAV.

As an owner of Shares, you will not have the rights normally associated with ownership of other types of shares.

Shares are not entitled to the same rights as shares issued by a corporation. By acquiring Shares, you are not acquiring the right to elect directors, to receive dividends, to vote on certain matters regarding the issuer of your Shares or to take other actions normally associated with the ownership of shares. You will only have the limited rights described under “Description of the Shares and the Trust Agreement.”

As an owner of Shares, you will not have the protections normally associated with ownership of shares in an investment company registered under the Investment Company Act of 1940, or the protections afforded by the Commodity Exchange Act of 1936.

The Trust is not registered as an investment company for purposes of United States federal securities laws, and is not subject to regulation by the SEC as an investment company. Consequently, the owners of Shares do not have the regulatory protections provided to investors in registered investment companies. For example, the provisions of the Investment Company Act that limit transactions with affiliates, prohibit the suspension of redemptions (except under certain limited circumstances) or limit sales loads, among others, do not apply to the Trust.

The Trust does not hold or trade in commodity futures contracts, “commodity interests”, or any other instruments regulated by the CEA, as administered by the CFTC and the National Futures Association (the “NFA”). Furthermore, the Trust is not a commodity pool for purposes of the CEA and the Shares are not “commodity interests”. Consequently, the Trustee and Sponsor are not subject to registration as commodity pool operators or commodity trading advisors with respect to the Trust or the Shares. The owners of Shares do not receive the CEA disclosure document and certified annual report required to be delivered by a registered commodity pool operator or a commodity trading advisor with respect to the Trust, and the owners of Shares do not have the regulatory protections provided to investors in commodity pools operated by registered commodity pool operators or advised by commodity trading advisors.

The value of the Shares will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss.

The Custodian is responsible to the Trust for loss or damage to the Trust’s gold only under limited circumstances. The agreement with the Custodian contemplates that the Custodian will be responsible to the Trust only if it acts with negligence, fraud or in willful default of its obligations under the Custodian Agreement. In addition, the Custodian has agreed to indemnify the Trust for any loss or liability directly resulting from a breach of the Custodian’s representations and warranties in the Custodian Agreement, a failure of the Custodian to act in accordance with the Trustee’s instructions or any physical loss, destruction or damage to the gold held for the Trust’s account, except for losses due to nuclear accidents, terrorism, riots, acts of God, insurrections, strikes and similar causes beyond the control of the Custodian for which the Custodian will not be responsible to the Trust. The Custodian has no obligation to replace any gold lost under circumstances for which the Custodian is liable to the Trust. The Custodian’s liability to the Trust, if any, will be limited to the value of any gold lost, or the amount of any balance held on an unallocated basis, at the time of the Custodian’s negligence, fraud or willful default, or at the time of the act or omission giving rise to the claim for indemnification.

In addition, because the Custodian Agreement is governed by English law, any rights which the holders of the Shares may have against the Custodian will be different from, and may be more limited than, those that could have been available to them under the laws of a different jurisdiction. The choice of English law to govern the Custodian agreement, however, is not expected to affect any rights that the holders of the Shares may have against the Trust or the Trustee.

Any loss of gold owned by the Trust will result in a corresponding loss in the NAV and it is reasonable to expect that such loss will also result in a decrease in the value at which the Shares are traded on the Exchange.

Although the relationship between the Custodian and the Trustee concerning the Trust’s allocated gold is expressly governed by English law, a court hearing any legal dispute concerning that arrangement may disregard that choice of law and apply U.S. law, in which case the ability of the Trust to seek legal redress against the Custodian may be frustrated.

The obligations of the Custodian under the Custody Agreement are governed by English law. The Trust is a New York common law trust. Any United States, New York or other court situated in the United States may have difficulty interpreting English law (which, insofar as it relates to custody arrangements, is largely derived from court rulings rather than statute), London Bullion Market Association (LBMA) rules or the customs and practices in the London custody market. It may be difficult or impossible for the Trust to sue the Custodian in a United States, New York or other court situated in the United States. In addition, it may be difficult, time consuming and/or expensive for the Trust to enforce in a foreign court a judgment rendered by a United States, New York or other court situated in the United States.

Investors and Authorized Participants lack the right under the Custody Agreement to assert claims directly against the Custodian, which significantly limits their options for recourse.

Neither the investors nor any Authorized Participant will have a right under the Custody Agreement to assert a claim of the Trustee against the Custodian. Claims under the Custody Agreement may only be asserted by the Trustee on behalf of the Trust.

The value of the Shares will be adversely affected if any services provided to the Trust by the Sponsor, the Custodian or the Trustee are suddenly or unexpectedly terminated.

Upon the sudden or unexpected termination, resignation or removal of any service provider to the Trust, it is possible that a comparable replacement service provider will be available or able to be appointed without material delay. Any such unavailability or delay could cause the Trustee to expend assets of the Trust and consequently, the NAV of the Shares, in finding a replacement service provider.

The value of the Shares will be adversely affected if the Trust is required to indemnify the Sponsor or the Custodian as contemplated in the Trust Agreement and the Custodian Agreement.

Under the Trust Agreement, the Sponsor has a right to be indemnified from the Trust for any liability or expense it incurs without gross negligence, bad faith or willful misconduct on its part. Similarly, the Custodian Agreement provides for indemnification of the Custodian by the Trust under certain circumstances. This means that it may be necessary to sell assets of the Trust in order to cover losses or liability suffered by the Sponsor or the Custodian. Any sale of that kind would reduce the net asset value of the Trust and the value of the Shares.

The service providers engaged by the Trust may not carry adequate insurance to cover claims against them by the Trust, which could adversely affect the value of net assets of the Trust.

The Trustee, the Custodian and other service providers engaged by the Trust maintain such insurance as they deem adequate with respect to their respective businesses. Investors cannot be assured that any of the aforementioned parties will maintain any insurance with respect to the Trust’s assets held or the services that such parties provide to the Trust and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Trust. Accordingly, the Trust will have to rely on the efforts of the service provider to recover from their insurer compensation for any losses incurred by the Trust in connection with such arrangements.

The Sponsor and its respective affiliates manages other funds, including those that invest in physical gold bullion or other precious metals, and conflicts of interest may occur, which may reduce the value of the net assets of the Trust, the NAV and the trading price of the Shares.

The Sponsor or its respective affiliates and associates currently engages, and may in the future engage in the promotion, management or investment management of other accounts, funds or trusts that invest primarily in physical gold bullion or other precious metals. Although officers, directors and professional staff of the Trust’s management intend to devote as much time to the Trust as is deemed appropriate to perform their duties, the Trust’s management may allocate their time and services among the Trust and the other accounts, funds or trusts. The Sponsor will provide any such services to the Trust on terms not less favorable to the Trust than would be available from a non-affiliated party.

The Trust may have to meet certain indemnification obligations which could affect the value of the Shares.

The Trust has an obligation to reimburse the Trustee, the Sponsor and certain other parties for certain liabilities. If the Trust is forced to meet such obligations, it could adversely affect an investment in the Shares. The Trust will not carry any insurance to cover such potential obligations and any indemnification paid by the Trust would reduce the NAV of the Trust.

The Sponsor and the Trustee may agree to amend the Trust Agreement without the consent of the holders of Shares.

If an amendment imposes or increases fees or charges, except for taxes and other governmental charges, or prejudices a substantial right of holders of Shares, it will not become effective for outstanding Shares until 30 days after the Trustee notifies DTC of the amendment. At the time an amendment becomes effective, by continuing to hold Shares, investors are deemed to agree to the amendment and to be bound by the Trust Agreement as amended.

Shareholders could incur a tax liability without an associated distribution of the Trust.

In the normal course of business it is possible that the Trust could incur a taxable gain in connection with the sale of gold that is otherwise not associated with a distribution. In the event that this occurs, Shareholders may be subject to filing certain tax documents due to the grantor trust status of the Trust.

USE OF PROCEEDS

Proceeds received by the Trust from the issuance and sale of Baskets consist of gold deposits. Such deposits are held by the Custodian on behalf of the Trust until (i) delivered to Authorized Participants in connection with redemptions of Baskets or (ii) sold to pay fees due to the Sponsor and Trust expenses and liabilities not assumed by the Sponsor. See “The Trust—Trust Expenses.”

DESCRIPTION OF THE GOLD INDUSTRY

Introduction

This section provides a brief introduction to the gold industry by looking at some of the key participants, detailing the primary sources of demand and supply and outlining the role of the “official” sector (i.e., central banks) in the market.

Market Participants

The participants in the world gold industry may be classified in the following sectors: the mining and producer sector, the banking sector, the official sector, the investment sector; and the manufacturing sector. A brief description of each follows.

The Mining and Producer Sector

This group includes mining companies that specialize in gold and silver production; mining companies that produce gold as a by-product of other production (such as a copper or silver producer); scrap merchants and recyclers.

The Banking Sector

Bullion banks provide a variety of services to the gold market and its participants, thereby facilitating interactions between other parties. Services provided by the bullion banking community include traditional banking products as well as mine financing, physical gold purchases and sales, hedging and risk management, inventory management for industrial users and consumers, and gold deposit and loan instruments.

The Official Sector

The official sector encompasses the activities of the various central banking operations of gold-holding countries. In September 1999 a group of 15 central banks acting to clarify their intentions with respect to their gold holdings signed the Central Bank Gold Agreement commonly called the “Washington Accord on Gold.” The signatories included the European Central Bank and the central banks of Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, Switzerland, and England. The original agreement limited incremental sales by the 15 signatories to 400 tonnes per annum over the ensuing five-year period. The original Washington Accord on Gold expired in September 2004, and was renewed by almost all of the original signatories for a second five-year period (England did not renew in 2004). The second Washington Accord Agreement expired in September 2009 and was renewed again by all signatories of the second agreement for a third five-year period. In addition, the central banks of Cyprus, Greece, Malta, Slovakia and Slovenia signed the 2009 accord. The fourth Washington Accord Agreement was renewed as of September 2014 by all signatories of the third agreement for a fourth five-year period. In addition, the banks of Estonia, Latvia and Finland signed the fourth agreement. The current per annum limit on gold sales is 400 tonnes, with total sales not to exceed 2,000 tonnes in the five-year period.

The Investment Sector

This sector includes the investment and trading activities of both professional and private investors and speculators. These participants range from large hedge and mutual funds to day-traders on futures exchanges and retail-level coin collectors.

The Manufacturing Sector

The fabrication and manufacturing sector represents all the commercial and industrial users of gold for whom gold is a daily part of their business. The jewelry industry is a large user of gold. Other industrial users of gold include the electronics and dental industries.

World Gold Supply and Demand (2006-2015)

The following table sets forth a summary of the world gold supply and demand from 2006 to 2015:

(tonnes)(1)	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Supply
Mine Production	2,497	2,498	2,427	2,608	2,734	2,829	2,850	3,042	3,131	3,158
Scrap	1,189	1,029	1,387	1,764	1,744	1,705	1,701	1,303	1,158	1,173
Net Hedging Supply	-434	-432	-357	-234	-106	18	-40	-39	104	-24
Total Supply	3,252	3,095	3,457	4,138	4,372	4,552	4,511	4,306	4,394	4,306

Demand
Jewellry	2,334	2,458	2,338	1,849	2,064	2,064	2,036	2,470	2,242	2,166
Industrial Fabrication	482	489	475	423	476	468	425	418	399	361
…of which Electronics	334	341	331	291	342	339	303	296	285	253
…of which Dental & Medical	61	58	56	53	48	43	39	36	34	32
…of which Other Industrial	87	89	89	79	86	86	84	85	79	76
Net Official Sector	-365	-484	-235	-34	77	457	544	409	466	483
Retail Investment	429	437	924	844	1,231	1,572	1,356	1,790	1,101	1,115
…of which Bars	237	237	667	561	944	1,245	1,050	1,408	851	851
…of which Coins	192	200	257	283	287	326	305	382	251	263
Physical Demand	2,880	2,899	3,501	3,082	3,848	4,560	4,361	5,087	4,207	4,124
Physical Surplus/ Deficit	372	195	-44	1,056	523	-9	150	-780	187	182
ETF Inventory Build	260	253	321	623	382	185	279	-880	-157	-124
Exchange Inventory Build	32	-10	34	39	54	-6	-10	-98	1	-48
Net Balance	79	-48	-399	394	88	-187	-120	198	344	354
Gold Price (London PM, US$/oz)	603.56	695.39	871.96	972.35	1,224.52	1,571.69	1,668.98	1,411.23	1,266.40	1,160.06

Note: Totals may not add due to independent rounding. Net producer hedging is the change in the physical market impact of mining companies’ gold loans, forwards and options positions.

(1)    “Tonne” refers to one metric ton. This is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.

Source: Gold Survey 2015, GFMS, Thomson Reuters

Historical Chart of the Price of Gold

The price of gold is volatile and its fluctuations are expected to have a direct impact on the value of the Shares. However, movements in the price of gold in the past, and any past or present trends, are not a reliable indicator of future movements. Movements may be influenced by various factors, including announcements from central banks regarding a country’s reserve gold holdings, agreements among central banks, fluctuations in the value of the U.S. dollar, political uncertainties around the world, and economic concerns.

The following chart illustrates the changes in the LBMA gold prices from December 2004 through December 2016:

Source: LBMA

OPERATION OF THE GOLD MARKET

The global trade in gold consists of Over-the-Counter (“OTC”) transactions in spot, forwards, and options and other derivatives, together with exchange- traded futures and options.

Over-the-Counter Market

The OTC gold market includes spot, forward, and option and other derivative transactions conducted on a principal-to-principal basis. While this is a global, nearly 24-hour per day market, its main centers are London, New York and Zurich.

Most OTC market trades are cleared through London. The LBMA plays an important role in setting OTC gold trading industry standards. A London Gold Delivery Bar (as described below), which is acceptable for settlement of any OTC transaction, will be acceptable for delivery to the Trust in connection with the issuance of Baskets.

Futures Exchanges

Futures exchanges seek to provide a neutral, regulated marketplace for the trading of derivatives contracts for commodities, such as futures, options and certain swaps. The terms of these contracts are defined by an exchange for each commodity. For each commodity traded, the contract specifies the precise commodity quality and quantity standards, as well as the location and timing of physical delivery for the reference physical commodity, although only a very small number of these contracts result in the actual commodity delivery.

An exchange does not buy or sell those contracts, but seeks to offer a transparent forum where members, on their own behalf or on the behalf of customers, can trade the contracts in a safe, efficient and orderly manner. The futures and options contracts, as well as some swaps, are cleared through a derivatives clearing organization which ensures more accurate valuation of positions in these contracts as well as settlement of trades in these contracts.

The most significant gold futures exchange in the U.S. is COMEX, operated by Commodities Exchange, Inc., a subsidiary of New York Mercantile Exchange, Inc., and a subsidiary of the Chicago Mercantile Exchange Group (the “CME Group”). Other commodity exchanges include the Tokyo Commodity Exchange (“TOCOM”), the Multi Commodity Exchange Of India (“MCX”), the Shanghai Futures Exchange, ICE Futures US (the “ICE”), and the Dubai Gold & Commodities Exchange.

Exchange Regulation

In addition to the public nature of the pricing, futures exchanges in the United States are regulated at two levels, internal and external governmental supervision. The internal is performed through self-regulation as self-regulatory organizations and consists of regular monitoring of the trading process to ensure that it is conducted in conformance with all exchange rules; the financial condition of all exchange member firms to ensure that they continuously meet financial commitments; and the positions of commercial and non-commercial customers to ensure that physical delivery and other commercial commitments can be met, and that pricing is not being improperly affected by the size of any particular customer positions. External governmental oversight is performed by the CFTC, which reviews all the rules and regulations of United States futures exchanges and monitors their enforcement. The CFTC oversees the operation of the U.S. commodity futures markets, including COMEX and ICE Futures US. One of the principal public policy objectives of the Commodity Exchange Act is to ensure the integrity of the markets it oversees and the reliability of the prices of trades on those markets. The Commodity Exchange Act and CFTC require futures exchanges to ensure compliance with core principles applicable to designated contract markets to have rules and procedures to prevent market manipulation, abusive trade practice and fraud and the CFTC conducts regular review of the markets’ rule enforcement programs. Other local regulators enforce their own regulations governing trading platforms and futures exchanges located in their jurisdictions.

The London Bullion Market

Most trading in physical gold is conducted on the OTC market, predominantly in London. LBMA coordinates various OTC-market activities, including clearing and vaulting, acts as the principal intermediary between physical gold market participants and the relevant regulators, promotes good trading practices and develops standard market documentation. In addition, the LBMA promotes refining standards for the gold market by maintaining the “London Good Delivery List,” which identifies refiners of gold that have been approved by the LBMA.

In the OTC market, gold bars that meet the specifications for weight, dimensions, fineness (or purity), identifying marks (including the assay stamp of an LBMA-acceptable refiner) and appearance described in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA are referred to as “London Good Delivery Bars.” A London Good Delivery Bar (typically called a “400 ounce bar”) must contain between 350 and 430 fine troy ounces of gold (1 troy ounce = 31.1034768 grams), with a minimum fineness (or purity) of 995 parts per 1000 (99.5%), be of good appearance and be easy to handle and stack. The fine gold content of a gold bar is calculated by multiplying the gross weight of the bar (expressed in units of 0.025 troy ounces) by the fineness of the bar. A London Good Delivery Bar must also bear the stamp of one of the refiners identified on the London Good Delivery List.

London Market Regulation

Following the enactment of the Financial Markets Act 2012, the Prudential Regulation Authority of the Bank of England is responsible for regulating most of the financial firms that are active in the bullion market, and the Financial Conduct Authority is responsible for consumer and competition issues. Trading in spot, forwards and wholesale deposits in the bullion market is subject to the Non-Investment Products Code adopted by market participants.

Not a Regulated Commodity Pool

The Trust does not trade in gold futures, options or swap contracts on any futures exchange or over the counter (“OTC”). The Trust takes delivery of physical gold that complies with the LBMA gold delivery rules. Because the Trust does not trade in gold futures, options or swap contracts on any futures exchange or OTC, the Trust is not regulated by the CFTC or the NFA under the Commodity Exchange Act as a “commodity pool,” and is not required to be operated by a CFTC-regulated commodity pool operator and advised by a commodity trading advisor. Investors in the Trust do not receive the regulatory protections afforded to investors in commodity pools operated by registered commodity pool operators, nor may any futures exchange or the NFA enforce its rules with respect to the Trust’s activities. In addition, investors in the Trust do not benefit from the protections afforded to investors in gold futures, options or swaps contracts on regulated futures exchanges or OTC.

Other Methods of Investing in Gold

The Trust competes with other financial vehicles, including traditional debt and equity securities issued by companies in the gold industry and other securities backed by or linked to gold, direct investments in gold and investment vehicles similar to the Trust.

THE TRUST

The activities of the Trust are limited to (1) issuing Baskets in exchange for the gold deposited with the Custodian as consideration, (2) selling gold as necessary to cover Trust expenses not assumed by the Sponsor and other liabilities, and (3) delivering gold in exchange for Baskets surrendered for redemption. The Trust is not actively managed. It does not engage in any activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the price of gold.

Trust Objective

The objective of the Trust is for the value of the Shares to reflect, at any given time, the value of the assets owned by the Trust at that time less the Trust’s accrued expenses and liabilities as of that time. The Shares are intended to constitute a simple and cost-effective means of making an investment similar to an investment in gold. An investment in allocated physical gold bullion requires expensive and sometimes complicated arrangements in connection with the assay, transportation and warehousing of the metal. Traditionally, such expense and complications have resulted in investments in physical gold bullion being efficient only in amounts beyond the reach of many investors. The Shares have been designed to remove the obstacles represented by the expense and complications involved in an investment in physical gold bullion, while at the same time having an intrinsic value that reflects, at any given time, the price of the assets owned by the Trust at such time less the Trust expenses and liabilities. Although the Shares are not the exact equivalent of an investment in gold, they provide investors with an alternative that allows a level of participation in the gold market through the securities market.

Advantages of investing in the Shares include:

●	Minimal credit risk.

The Shares represent an interest in physical gold owned by the Trust (other than up to a maximum of 430 ounces of gold held in unallocated form) and held in physical custody at the Custodian. Physical gold of the Trust in the Custodian’s possession is not subject to borrowing arrangements with third parties. Other than the gold temporarily being held in an unallocated gold account with the Trust, the physical gold of the Trust is not subject to counterparty or credit risks. This contrasts with most other financial products that gain exposure to precious metals through the use of derivatives that are subject to counterparty and credit risks.

●	Backed by gold held by the Custodian on behalf of the Trust.

The Shares are backed primarily by allocated physical gold bullion identified as the Trust’s property in the Custodian’s books. The Trust arrangements contemplate that no Shares can be issued unless the corresponding amount of gold has been deposited into the Trust. Once deposited into the Trust, gold is only removed from the Trust if (i) transferred from the Trust’s account to the Sponsor’s account to pay the Sponsor’s Fee, (ii) sold to pay Trust expenses not assumed by the Sponsor or liabilities to which the Trust may be subject, or (iii) transferred from the Trust’s account to a Shareholder’s account in exchange for Shares surrendered for redemption.

●	Ease and flexibility of investment.

Retail investors may purchase and sell Shares through traditional brokerage accounts. Because the amount of gold corresponding to a Share is significantly less than the minimum amounts of physical gold bullion that are commercially available for investment purposes, the cash outlay necessary for an investment in Shares should be less than the amount required for currently existing means of investing in physical gold bullion. Shares are eligible for margin accounts.

●	Relatively cost efficient.

Although the return, if any, of an investment in the Shares is subject to the additional expenses of the Trust, including the Sponsor’s fee, the Trustee’s fee, the Custodian’s fee, and to other costs and expenses not assumed by the Sponsor which would not be incurred in the case of a direct investment in gold, the Shares may represent a cost-efficient alternative for investors not otherwise in a position to participate directly in the market for allocated physical gold bullion, because the expenses involved in an investment in allocated physical gold bullion through the Shares are dispersed among all holders of Shares.

Secondary Market Trading

While the Trust seeks to reflect generally the performance of the price of gold less the Trust’s expenses and liabilities, Shares may trade at, above or below their NAV. The NAV of Shares will fluctuate with changes in the market value of the Trust’s assets. The trading prices of Shares will fluctuate in accordance with changes in their NAV as well as market supply and demand. The amount of the discount or premium in the trading price relative to the NAV may be influenced by non-concurrent trading hours between the major gold markets and the Exchange. While the Shares trade on the Exchange until 4:00 p.m. (New York time), liquidity in the market for gold may be reduced after the close of the major world gold markets, including London, Zurich and COMEX. As a result, during this time, trading spreads, and the resulting premium or discount, on Shares may widen. However, given that Baskets of Shares can be created and redeemed in exchange for the underlying amount of gold, the Sponsor believes that the arbitrage opportunities may provide a mechanism to mitigate the effect of such premium or discount.

Valuation of Gold; Computation of Net Asset Value

On each business day, as soon as practicable after 4:00 p.m. (New York time), the Trustee evaluates the gold held by the Trust and determines the net asset value of the Trust and the NAV. For purposes of making these calculations, a business day means any day other than a day when the Exchange is closed for regular trading.

The Trustee values the gold held by the Trust using that day’s LBMA Gold Price PM. LBMA Gold Price PM is the price per fine troy ounce of gold, stated in U.S. dollars, determined by IBA following one or more 45-second electronic auctions conducted starting at 3:00 p.m. (London time), on each day that the London gold market is open for business, and announced by the LBMA shortly thereafter. If there is no LBMA Gold Price PM on any day, the Trustee is authorized to use the most recently announced LBMA Gold Price AM unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate as a basis for evaluation.

On each day that the LBMA Gold Price PM is to be determined, a price for the first round of auction (and any round thereafter) is set by a chairperson appointed by IBA, based on a set of rules and taking into account relevant pricing information available at the time, and made publicly available in advance of the auction. Beginning at 3:00 p.m. (London time), the direct participants pre-qualified by IBA and their sponsored clients are allowed, but not required, to electronically submit during a 45-second period buy and/or sell orders for spot transactions in gold at the pre-determined price. If at the conclusion of the 45-second round the market is determined by IBA to be balanced, the price determined by a chairperson for that round is the LBMA Gold Price PM for that day and announced as such by the LBMA. If the market is not balanced at the end of the first auction, a chairperson will revise the starting price, and an additional 45-second auction is held at the new price. If necessary, the process is repeated until the market is determined to be balanced and the price at which that determination occurs is the LBMA Gold Price PM for that date. For these purposes, the market is considered to be balanced when, at the end of an auction, the total number of ounces of gold for which buy orders were submitted in that auction falls within a certain pre-determined margin of tolerance from the total number of ounces of gold for which sell orders were submitted in the auction. Once the LBMA Gold Price PM has been determined for a given day, the buy and sell orders entered by the auction participants during the last auction will be executed at that day’s LBMA Gold Price PM. Any market imbalance remaining after the last auction (which must be within the margin of tolerance) is allocated equally among all participants (and not only those participating in any auction held on that date). IBA reserves a right to limit the allocation of any market imbalance on any date only among participants that have entered an order during an auction on that date.

Once the value of the Trust’s gold has been determined, the Trustee subtracts all accrued fees, expenses and other liabilities of the Trust from the total value of the gold and all other assets of the Trust. The resulting figure is the net asset value of the Trust. The Trustee determines the NAV by dividing the net asset value of the Trust by the number of Shares outstanding at the time the computation is made.

Trust Expenses

The Trust’s only ordinary recurring expense is expected to be the Sponsor’s Fee. In exchange for the Sponsor’s Fee, the Sponsor has agreed to assume the following expenses incurred by the Trust: the Trustee’s Fee, the Custodian’s Fee, the Exchange listing fees, SEC registration fees, printing and mailing costs, audit fees and expenses and up to $100,000 per annum in legal fees and expenses.

The Sponsor’s Fee is accrued daily at an annualized rate equal to [____]% of the net asset value of the Trust and is payable monthly in arrears. The Sponsor’s Fee will be paid through delivery of gold from the Trust Unallocated Account that has been de-allocated from the Trust Allocated Account for this purpose. The Trustee will, when directed by the Sponsor, and, in the absence of such direction, may, in its discretion, sell gold in such quantity and at such times, as may be necessary to permit payment of the Trust expenses or liabilities not assumed by the Sponsor. The Trustee is authorized to sell gold at such times and in the smallest amounts required to permit such payments as they become due, it being the intention to avoid or minimize the Trust’s holdings of assets other than gold. Accordingly, the amount of gold to be sold will vary from time to time depending on the level of the Trust’s expenses and the market price of gold. The Custodian has agreed to purchase from the Trust, at the request of the Trustee, gold needed to cover Trust expenses at a price equal to the price used by the Trustee to determine the value of the gold held by the Trust on the date of the sale.

Cash held by the Trustee pending payment of the Trust’s expenses will not bear any interest. Each sale of gold by the Trust will be a taxable event to Shareholders. See “United States Federal Income Tax Consequences—Taxation of U.S. Shareholders.”

Impact of Trust Expenses on the Trust’s Net Asset Value

The Trust delivers gold to pay the Sponsor’s Fee in-kind and sells gold to raise the funds needed for the payment of all Trust expenses or liabilities not assumed by the Sponsor. The purchase price received as consideration for such sales is the Trust’s sole source of funds to cover its liabilities. The Trust does not engage in any activity designed to derive a profit from changes in the price of gold. Gold not needed to redeem Baskets of Shares, or to cover the Sponsor’s Fee and Trust expenses or liabilities not assumed by the Trustee, will be held in physical form by the Custodian. As a result of the recurring deliveries or sales of gold necessary to pay the Sponsor’s Fee and the Trust expenses or liabilities not assumed by the Sponsor, the net asset value of the Trust and, correspondingly, the fractional amount of gold represented by each Share will decrease over the life of the Trust. New deposits of gold, received in exchange for additional new Baskets issued by the Trust, do not reverse this trend.

Hypothetical Expense Example

The following table, prepared by the Sponsor, illustrates the anticipated impact of the deliveries and sales of gold discussed above on the fractional amount of gold represented by each outstanding Share for three years. It assumes that the only dispositions of gold will be those deliveries needed to pay the Sponsor’s Fee and that the price of gold and the number of Shares remain constant during the three-year period covered. The table does not show the impact of any extraordinary expenses the Trust may incur. Any such extraordinary expenses, if and when incurred, will accelerate the decrease in the fractional amount of gold represented by each Share. In addition, the table does not show the effect of any waivers of the Sponsor’s Fee that may be in effect from time to time.

	Year
	1	2	3
Hypothetical gold price per ounce	$1,000.00	$1,000.00	$1,000.00
Sponsor’s Fee
Shares of Trust, beginning	100,000
Ounces of gold in Trust, beginning	10,000
Beginning adjusted net asset value of the Trust	$10,000,000
Ounces of gold to be delivered to cover the Sponsor’s Fee
Ounces of gold in Trust, ending
Ending adjusted net asset value of the Trust
Ending NAV per share

[Table to be updated by amendment]

DESCRIPTION OF THE SHARES AND THE TRUST AGREEMENT

General

The Trust was formed on [________], 2017 when an initial deposit of gold was made in exchange for the issuance of [__] Baskets. The purpose of the Trust is to own gold transferred to the Trust in exchange for Shares issued by the Trust. The Trust is governed by the Trust Agreement among the Sponsor, the Trustee, the registered holders and beneficial owners of Shares and all persons that deposit gold for the purpose of creating Shares. The Trust Agreement sets out the rights of depositors of gold and registered holders of Shares and the rights and obligations of the Sponsor and the Trustee. New York law governs the Trust Agreement, the Trust and the Shares. The following is a general description of the Shares and a summary of material provisions of the Trust Agreement. It is qualified by reference to the entire Trust Agreement, which is filed as an exhibit to the registration statement of which the prospectus is a part.

Each Share represents a fractional undivided beneficial interest in the net assets of the Trust. The assets of the Trust consist primarily of gold held by the Custodian on behalf of the Trust. However, the Trustee will, at the direction of the Sponsor, or, in the absence of such direction, may, in its discretion, sell the Trust’s gold as necessary to cover expenses and liabilities not assumed by the Sponsor. Such sales result in the Trust holding cash for brief periods of time. In addition, there may be other situations where the Trust may hold cash. For example, a claim may arise against the Custodian, an Authorized Participant, or any other third party, which is settled in cash. In those situations where the Trust unexpectedly receives cash or any other assets, the Trust Agreement provides that no deposits of gold will be accepted (i.e., there will be no issuance of new Shares) until after the record date for the distribution of such cash or other property has passed.

The Trustee is authorized under the Trust Agreement to create and issue an unlimited number of Shares. The Trustee will create Shares only in Baskets (a Basket equals a block of 10,000 Shares) and only upon the order of an Authorized Participant. Any creation and issuance of Shares above the amount registered on the registration statement of which this prospectus is a part will require the registration of such additional Shares. Baskets of Shares may be redeemed by the Trust in exchange for the amount of gold represented by the aggregate number of Shares redeemed. The Trust is not a registered investment company under the Investment Company Act of 1940 and is not required to register under such act.

Deposit of Gold; Issuance of Baskets

The Trust creates and redeems Shares on a continuous basis but only in Baskets of 10,000 Shares. Upon the deposit of the corresponding amount of gold with the Custodian, and the payment of the Trustee’s applicable fee and of any expenses, taxes or charges (such as stamp taxes or stock transfer taxes or fees), the Trustee will deliver the appropriate number of Baskets to the DTC account of the depositing Authorized Participant. Only Authorized Participants can deposit gold and receive Baskets of Shares in exchange. As of the date of this prospectus, [__________________] are the only Authorized Participants. The Sponsor and the Trustee maintain a current list of Authorized Participants. Gold deposited with the Custodian must meet the London Good Delivery Standards.

Before making a deposit, the Authorized Participant must deliver to the Trustee a written purchase order indicating the number of Baskets it intends to acquire and the location or locations where it expects to make the corresponding deposit of gold with the Custodian. The Trustee will acknowledge the purchase order unless it or the Sponsor decides to refuse the deposit as described below under “Requirements for Trustee Actions.” The date the Trustee receives that order determines the Basket Amount the Authorized Participant needs to deposit. However, orders received by the Trustee after 3:59 p.m. (New York time) on a business day are treated as received on the next following business day. The Trustee has entered into an agreement with the Custodian which contains arrangements so that gold can be delivered to the Custodian in New York, Toronto, London or at other locations that may be authorized in the future.

If the Trustee accepts the purchase order, it transmits to the Authorized Participant, via facsimile or electronic mail message, no later than 5:00 p.m. (New York time) on the date such purchase order is received, or deemed received, a copy of the purchase order endorsed “Accepted” by the Trustee and indicating the Basket Amount that the Authorized Participant must deliver to the Custodian in exchange for each Basket. Prior to the Trustee’s acceptance as specified above, a purchase order only represents the Authorized Participant’s unilateral offer to deposit gold in exchange for Baskets of Shares and has no binding effect upon the Trust, the Trustee, the Custodian or any other party.

The Basket Amount necessary for the creation of a Basket changes from day to day. The initial Basket Amount at the time of creation of the Trust was 1,000 fine ounces of gold. On each day that the Exchange is open for regular trading, the Trustee adjusts the quantity of gold constituting the Basket Amount as appropriate to reflect sales of gold, any loss of gold that may occur, and accrued expenses. The computation is made by the Trustee as promptly as practicable after 4:00 p.m. (New York time). See “The Trust—Valuation of Gold; Computation of Net Asset Value” for a description of how the LBMA Gold Price PM is determined, and description of how the Trustee determines the NAV. The Trustee determines the Basket Amount for a given day by dividing the number of Fine Ounces of gold held by the Trust, adjusted for the amount of gold constituting estimated accrued but unpaid fees and expenses of the Trust, by the number of Baskets outstanding. Fractions of a fine ounce of gold smaller than 0.001 fine ounce are disregarded for purposes of the computation of the Basket Amount. The Basket Amount so determined is communicated via facsimile or electronic mail message to all Authorized Participants, and made available on the Sponsor’s website for the Shares. The Exchange also publishes the Basket Amount determined by the Trustee as indicated above.

Because the Sponsor has assumed what are expected to be most of the Trust’s expenses, and the Sponsor’s Fee accrues daily at the same rate (i.e., 1/365th of the net asset value of the Trust multiplied by [____]%), in the absence of any extraordinary expenses or liabilities, the amount of gold by which the Basket Amount decreases each day is predictable. The Trustee intends to make available on each business day through the same channels used to disseminate the actual Basket Amount determined by the Trustee as indicated above an indicative Basket Amount for the next business day. Authorized Participants may use that indicative Basket Amount as guidance regarding the amount of gold that they may expect to have to deposit with the Custodian in respect of purchase orders placed by them on such next business day and accepted by the Trustee. The agreement entered into with each Authorized Participant provides, however, that once a purchase order has been accepted by the Trustee, the Authorized Participant will be required to deposit with the Custodian the Basket Amount determined by the Trustee on the effective date of the purchase order.

No Shares are issued unless and until the Custodian has informed the Trustee that it has allocated to the Trust’s account the corresponding amount of gold.

Redemption of Baskets; Withdrawal of Gold

Authorized Participants, acting on authority of the registered holder of Shares, may surrender Baskets of Shares in exchange for the corresponding Basket Amount announced by the Trustee. Upon the surrender of such Shares and the payment of the Trustee’s applicable fee and of any expenses, taxes or charges (such as stamp taxes or stock transfer taxes or fees), the Trustee will deliver to the order of the redeeming Authorized Participant the amount of gold corresponding to the redeemed Baskets. Shares can only be surrendered for redemption in Baskets of 10,000 Shares each.

Before surrendering Baskets of Shares for redemption, an Authorized Participant must deliver to the Trustee a written request indicating the number of Baskets it intends to redeem and the location where it would like to take delivery of the gold represented by such Baskets. The date the Trustee receives that order determines the Basket Amount to be received in exchange. However, orders received by the Trustee after 3:59 p.m. (New York time) on a business day are treated as received on the next following business day.

The redemption distribution from the Trust will consist of a credit to the redeeming Authorized Participant’s unallocated account representing the amount of the gold held by the Trust evidenced by the Shares being redeemed as of the date of the redemption order. Fractions of a Fine Ounce included in the redemption distribution smaller than 0.001 of a Fine Ounce are disregarded. Redemption distributions will be subject to the deduction of any applicable tax, fees or other governmental charge that may be due, as well as any charges or fees in connection with the transfer of gold and the issuance and delivery of shares, and any expense associated with the delivery of gold other than by credit to an Authorized Participant’s unallocated account with the Custodian.

Redemptions may be suspended only (i) during any period in which regular trading on the Exchange is suspended or restricted or the Exchange is closed (other than scheduled holiday or weekend closings), or (ii) during an emergency as a result of which delivery, disposal or evaluation of gold is not reasonably practicable.

Certificates Evidencing the Shares

The Shares are evidenced by certificates executed and delivered by the Trustee on behalf of the Trust. DTC has accepted the Shares for settlement through its book-entry settlement system. So long as the Shares are eligible for DTC settlement, there will be only one global certificate evidencing shares that will be registered in the name of a nominee of DTC. Investors will be able to own Shares only in the form of book-entry security entitlements with DTC or direct or indirect participants in DTC. No investor will be entitled to receive a separate certificate evidencing Shares. Because Shares can only be held in the form of book-entries through DTC and its participants, investors must rely on DTC, a DTC participant and any other financial intermediary through which they hold Shares to receive the benefits and exercise the rights described in this section. Investors should consult with their broker or financial institution to find out about the procedures and requirements for securities held in DTC book-entry form.

Cash and Other Distributions

If the Sponsor and Trustee determine that there is more cash being held in the Trust than is needed to pay the Trust’s expenses for the next month, the Trustee will distribute the extra cash to DTC.

If the Trust receives any property other than gold or cash, the Trustee will distribute that property to DTC by any means it thinks is lawful, equitable and feasible. If it cannot make the distribution in that way, the Trustee will sell the property and distribute the net proceeds, in the same way as it does with cash.

Registered holders of Shares are entitled to receive these distributions in proportion to the number of Shares owned. Before making a distribution, the Trustee may deduct any applicable withholding taxes and any fees and expenses of the Trust that have not been paid. The Trustee distributes only whole dollars and cents and is not required to round fractional cents to the nearest whole cent.

If the Trust is terminated and liquidated, the Trustee will distribute to the Shareholders any amounts remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of such reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Trustee shall determine. See “Description of the Shares and the Trust Agreement—Amendment and Termination.” Shareholders of record on the record date fixed by the Trustee for a distribution will be entitled to receive their pro rata portion of any distribution.

Voting Rights

The Shares do not represent a traditional investment and you should not view them as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. As a Shareholder, you will not have the statutory rights normally associated with the ownership of shares of a corporation, including, for example, the right to bring “oppression” or “derivative” actions. All Shares are of the same class with equal rights and privileges. Each Share is transferable, is fully paid and non-assessable and entitles the holder to vote on the limited matters upon which Shareholders may vote under the Trust Agreement. The Shares do not entitle their holders to any conversion or pre-emptive rights, or, except as provided below, any redemption rights or rights to distributions. However, registered holders of at least 25% of the Shares have the right to require the Trustee to cure any material breach by it of the Trust Agreement, and registered holders of at least 75% of the Shares have the right to require the Trustee to terminate the Trust Agreement as described below. In addition, certain amendments to the Trust Agreement require advance notice to the Shareholders before the effectiveness of such amendments, but no Shareholder vote or approval is required for any amendment to the Trust Agreement.

Fees and Expenses of the Trustee

Each deposit of gold for the creation of Baskets of Shares and each surrender of Baskets of Shares for the purpose of withdrawing Trust property (including if the Trust Agreement terminates) must be accompanied by a payment to the Trustee of a fee of $500 (or such other fee as the Trustee, with the prior written consent of the Sponsor, may from time to time announce).

The Trustee is entitled to reimburse itself from the assets of the Trust for all expenses and disbursements incurred by it for extraordinary services it may provide to the Trust or in connection with any discretionary action the Trustee may take to protect the Trust or the interests of the holders.

Trust Expenses and Gold Sales

In addition to the fee payable to the Sponsor (See “The Sponsor—The Sponsor’s Fee”), the following expenses are paid out of the assets of the Trust:

●	any expenses or liabilities of the Trust that are not assumed by the Sponsor;

●	any taxes and other governmental charges that may fall on the Trust or its property;

●	expenses and costs of any action taken by the Trustee or the Sponsor to protect the Trust and the rights and interests of holders of Shares; and

●	any indemnification of the Trustee or the Sponsor as described below.

The Sponsor’s Fee will be paid through in-kind deliveries of gold. The Trustee may sell the Trust’s gold from time to time as necessary to permit payment of the fees and expenses that the Trust is required to pay. See “The Trust—Trust Expenses.”

The Trustee is not responsible for any depreciation or loss incurred by reason of sales of gold made in compliance with the Trust Agreement.

Payment of Taxes

The Trustee may deduct the amount of any taxes owed from any distributions it makes. It may also sell trust assets, by public or private sale, to pay any taxes owed. Authorized Participants are responsible for any transfer tax, sales or use tax, recording tax, value added tax or similar tax or other governmental charge applicable to the creation or redemption of Baskets regardless of whether such tax or charge is imposed directly on the Authorized Participant. By placing a purchase order or redemption order, the Authorized Participant agrees to indemnify the Sponsor, the Trustee and the Trust if any of them is required by law to pay any such tax or charge, together with any applicable penalties, additions to tax and interest thereon.

Evaluation of Gold and the Trust Assets

See “The Trust—Valuation of Gold; Computation of Net Asset Value.”

Amendment and Termination

The Sponsor and the Trustee may agree to amend the Trust Agreement without the consent of the holders of Shares. If an amendment imposes or increases fees or charges, except for taxes and other governmental charges, or prejudices a substantial right of holders of Shares, it will not become effective for outstanding Shares until 30 days after the Trustee notifies DTC of the amendment. Notwithstanding the foregoing, the Sponsor may increase or decrease the Sponsor’s Fee upon three business days’ prior notice being posted on the website of the Trust and upon three business days’ prior notice being given to the Trustee. At the time an amendment becomes effective, by continuing to hold Shares, investors are deemed to agree to the amendment and to be bound by the Trust Agreement as amended.

The Trustee will terminate the Trust Agreement if:

●	the Trustee is notified that the Shares are delisted from the Exchange and are not approved for listing on another national securities exchange within five business days of their delisting;

●	Shareholders acting in respect of at least 75% of the outstanding Shares notify the Trustee that they elect to terminate the Trust;

●	60 days have elapsed since the Trustee notified the Sponsor of the Trustee’s election to resign and a successor trustee has not been appointed and accepted its appointment;

●	the SEC determines that the Trust is an investment company under the Investment Company Act of 1940, as amended, and the Trustee has actual knowledge of that determination;

●	the CFTC determines that the Trust is a commodity pool under the Commodity Exchange Act and the Trustee has actual knowledge of that determination; or

●	the Trust fails to qualify for treatment, or ceases to be treated, as a grantor trust for United States federal income tax purposes and the Trustee receives notice that the Sponsor has determined that the termination of the Trust is advisable.

●	60 days have elapsed since DTC ceases to act as depository with respect to the Shares and the Sponsor has not identified another depository which is willing to act in such capacity.

●	the Trustee elects to terminate the Trust after the Sponsor is deemed conclusively to have resigned effective immediately as a result of the Sponsor being adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property being appointed, or a trustee or liquidator or any public officer taking charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation.

If not terminated earlier by the Trustee, the Trust will terminate on [_________]. The Trustee will notify DTC at least 30 days before the date for termination of the Trust Agreement. After termination, the Trustee and its agents will do the following under the Trust Agreement but nothing else: (i) collect distributions pertaining to Trust property; (ii) pay the Trust’s expenses and sell gold as necessary to meet those expenses; and (iii) deliver Trust property upon surrender and cancellation of Shares. Ninety days or more after termination, the Trustee may sell any remaining Trust property by public or private sale. After that, the Trustee will hold the money it received on the sale, as well as any other cash it is holding under the Trust Agreement for the pro rata benefit of the registered holders that have not surrendered their Shares. It will not invest the money and has no liability for interest. The Trustee’s only obligations will be to account for the money and other cash, after deduction of applicable fees, Trust expenses and taxes and governmental charges.

The Sponsor

This section summarizes some of the important provisions of the Trust Agreement which apply to the Sponsor. For a general description of the Sponsor’s role concerning the Trust, see “The Sponsor—The Sponsor’s Role.”

Liability of the Sponsor and indemnification

The Sponsor is required to perform its obligations under the Trust Agreement without gross negligence, willful misconduct or bad faith. Otherwise the Sponsor has no obligation, and will not be liable, to any Shareholder or depositor of gold under the Trust Agreement. Additionally, the Sponsor will not have any liability to any Shareholder or depositor if it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the Trust Agreement, or if for any act or failure to act where the Sponsor has relied upon information or advice from legal counsel, accountants, any depositor, Shareholder or other person believed by it in good faith to be competent to give such information or advice. The Sponsor has no obligation to prosecute any action, suit or proceeding in respect of any Trust Property or in respect of the Shares on behalf of a Shareholder, depositor or other person, or to comply with any direction or instruction from a Shareholder or depositor regarding Shares, unless specifically required to do so by the Trust Agreement.

The Sponsor and its members, managers, directors, officers, employees, affiliates (as such term is defined under the Securities Act of 1933) and subsidiaries shall be indemnified from the Trust and held harmless against any loss, liability, cost, expense (including reasonable fees and expenses of legal counsel) or judgment incurred without (1) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such indemnified party arising out of or in connection with the performance of its obligations under the Trust Agreement or any actions taken in accordance with the provisions of the Trust Agreement or (2) reckless disregard on the part of such indemnified party of its obligations and duties under the Trust Agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such indemnified party in investigating or defending itself against any claim or liability in its capacity as Sponsor. Any amounts payable to an indemnified party may be payable in advance or shall be secured by a lien on the Trust. The Sponsor may, in its discretion, undertake any action which it may deem necessary or desirable in respect of the Trust Agreement and the interests of the Shareholders and, in such event, the reasonable legal expenses and costs of any such actions shall be expenses and costs of the Trust and the Sponsor shall be entitled to be reimbursed therefor by the Trust.

Successor sponsors

If the Sponsor fails to undertake or perform, or becomes incapable of undertaking or performing, any of its duties and such failure or incapacity is not cured within 30 days following receipt of notice from the Trustee of such failure or incapacity, or if the Sponsor is adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property is appointed, or a trustee or liquidator or any public officer takes charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, the Trustee may (1) appoint a successor sponsor, (2) agree to act as the sponsor, or (3) terminate and liquidate the Trust and distribute its remaining assets. The Trustee has no obligation to appoint a successor sponsor or to assume the duties of the Sponsor and will have no liability to any person because the Trust is terminated as described in the preceding sentence.

The Trustee

This section summarizes some of the important provisions of the Trust Agreement which apply to the Trustee. For a general description of the Trustee’s role concerning the Trust, see “The Trustee—The Trustee’s Role.”

Qualifications of the Trustee

The Trustee and any successor trustee must be (1) a bank, trust company, corporation or national banking association organized and doing business under the laws of the United States or any of its states, and authorized under such laws to exercise corporate trust powers, (2) a participant in DTC or such other securities depository as shall then be acting and (3), unless counsel to the Sponsor, the appointment of which is acceptable to the Trustee, determines that such requirement is not necessary for the exception under section 408(m)(3)(B) of the United States Internal Revenue Code of 1986, as amended (the “Code”), to apply, a banking institution as defined in Code section 408(n). The Trustee and any successor trustee must have, at all times, an aggregate capital, surplus, and undivided profits of not less than $150 million.

General duty of care of Trustee

The Trustee is a fiduciary under the Trust Agreement; provided, however, that the fiduciary duties and responsibilities and liabilities of the Trustee are limited by, and are only those specifically set forth in, the Trust Agreement. For limitations of the fiduciary duties of the Trustee, see the limitations on liability set forth in “Description of the Shares and the Trust Agreement—The Trustee.”

Limitation on Trustee’s liability

The Trustee is required to perform its obligations under the Trust Agreement without gross negligence, willful misconduct or bad faith. Otherwise the Trustee has no obligation, and will not be liable, to any Shareholder or depositor of gold under the Trust Agreement. Additionally, the Trustee will not have any liability to any Shareholder or depositor if it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the Trust Agreement, or for any act or omission it made in reliance upon information or advice from legal counsel, accountants, any depositor, Shareholder or other person believed by it in good faith to be competent to give such information or advice. The Trustee has no obligation to prosecute any action, suit or proceeding in respect of any Trust Property or in respect of the Shares on behalf of a Shareholder, depositor or other person, or to comply with any direction or instruction from a Shareholder or depositor regarding Shares, unless specifically required to do so by the Trust Agreement.

Trustee’s liability for custodial services and agents

The Trustee will not be answerable for the default of the Custodian or any other custodian of the Trust’s gold employed at the direction of the Sponsor or selected by the Trustee with reasonable care. The Trustee does not monitor the performance of the Custodian or any sub-custodian other than to review the reports provided by the Custodian pursuant to the Custody Agreement. The Trustee may also employ custodians for Trust assets other than gold, agents, attorneys, accountants, auditors and other professionals and shall not be answerable for the default or misconduct of any of them if they were selected with reasonable care. The fees and expenses charged by custodians for the custody of gold and related services, agents, attorneys, accountants, auditors or other professionals, and expenses reimbursable to any custodian under a custody agreement authorized by the Trust Agreement, exclusive of fees for services to be performed by the Trustee, will be expenses of the Sponsor or the Trust. Fees paid for the custody of assets other than gold will be an expense of the Trustee.

Taxes

The Trustee will not be personally liable for any taxes or other governmental charges imposed upon the gold or its custody, moneys or other Trust assets, or on the income therefrom or the sale or proceeds of the sale thereof, or upon it as Trustee or upon or in respect of the Trust or the Shares which it may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction in the premises. For all such taxes and charges and for any expenses, including counsel’s fees, which the Trustee may sustain or incur with respect to such taxes or charges, the Trustee will be reimbursed and indemnified out of the Trust’s assets and the payment of such amounts shall be secured by a lien on the Trust.

Indemnification of the Trustee

The Trustee and its directors, officers, employees, shareholders, agents and affiliates (as such term is defined under the Securities Act of 1933) and subsidiaries shall be indemnified from the Trust and held harmless against any loss, liability, cost, expense (including reasonable fees and expenses of legal counsel) or judgment incurred without (1) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such indemnified party arising out of or in connection with the performance of its obligations under the Trust Agreement or any actions taken in accordance with the provisions of the Trust Agreement or (2) reckless disregard on the part of such indemnified party of its obligations and duties under the Trust Agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such indemnified party in investigating or defending itself against any claim or liability. Any amounts payable to an indemnified party may be payable in advance or shall be secured by a lien on the Trust.

Indemnity for actions taken to protect the Trust

The Trustee is under no obligation to appear in, prosecute or defend any action that in its opinion may involve it in expense or liability, unless it is furnished with reasonable security and indemnity against the expense or liability. The Trustee’s costs resulting from the Trustee’s appearance in, prosecution of or defense of any such action are deductible from and will constitute a lien against the Trust’s assets. Subject to the preceding conditions, the Trustee shall, in its discretion, undertake such action as it may deem necessary to protect the Trust and the rights and interests of all Shareholders pursuant to the terms of the Trust Agreement.

Protection for amounts due to Trustee

If any fees or costs owed to the Trustee under the Trust Agreement are not paid when due by the Sponsor, the Trustee may sell or otherwise dispose of any Trust assets (including gold) and pay itself from the proceeds provided, however, that the Trustee may not charge to the Trust unpaid fees owed to the Trustee by the Sponsor in excess of the fees payable to the Sponsor by the Trust. As security for all obligations owed to the Trustee under the Trust Agreement, the Sponsor, each Authorized Participant and each Shareholder grants the Trustee a continuing security interest in, and a lien on, the Trust’s assets and all Trust distributions.

Holding of Trust property other than gold

The Trustee will hold and record the ownership of the Trust’s assets in a manner so that it will be owned by the Trust and the Trustee as trustee thereof for the benefit of the Shareholders for the purposes of, and subject to and limited by the terms and conditions set forth in, the Trust Agreement. Other than issuance of the Shares, the Trust shall not issue or sell any certificates or other obligations or, except as provided in the Trust Agreement, otherwise incur, assume or guarantee any indebtedness for money borrowed.

All moneys held by the Trustee hereunder shall be held by it, without interest thereon or investment thereof, as a deposit for the account of the Trust. Such monies held hereunder shall be deemed segregated by maintaining such monies in an account or accounts for the exclusive benefit of the Trust. The Trustee may also employ custodians for Trust assets other than gold, agents, attorneys, accountants, auditors and other professionals and shall not be answerable for the default or misconduct of any such custodians, agents, attorneys, accountants, auditors and other professionals if such custodians, agents, attorneys, accountants, auditors or other professionals shall have been selected with reasonable care. Any Trust assets other than gold or cash will be held by the Trustee either directly or through the Federal Reserve/Treasury Book Entry System for United States and federal agency securities (“Book Entry System”), DTC, or through any other clearing agency or similar system (“Clearing Agency”), if available. The Trustee will have no responsibility or liability for the actions or omissions of the Book Entry System, DTC or any Clearing Agency. The Trustee shall not be liable for ascertaining or acting upon any calls, conversions, exchange offers, tenders, interest rate changes, or similar matters relating to securities held at DTC.

Resignation, discharge or removal of Trustee; successor trustees

The Trustee may at any time resign as Trustee by written notice of its election so to do, delivered to the Sponsor, and such resignation shall take effect upon the appointment of a successor Trustee and its acceptance of such appointment.

The Sponsor may remove the Trustee in its discretion by written notice delivered to the Trustee at least 90 days prior to the fifth anniversary of the date of the Trust Agreement or, thereafter, by written notice delivered to the Trustee at least 90 days prior to the last day of any subsequent three- year period.

The Sponsor may also remove the Trustee at any time if the Trustee (1) ceases to be a Qualified Bank (as defined below), (2) is in material breach of its obligations under the Trust Agreement and fails to cure such breach within 30 days after receipt of written notice from the Sponsor or Shareholders acting on behalf of at least 25% of the outstanding Shares specifying such default and requiring the Trustee to cure such default, or (3) fails to consent to the implementation of an amendment to the Trust’s initial Internal Control Over Financial Reporting deemed necessary by the Sponsor and, after consultations with the Sponsor, the Sponsor and the Trustee fail to resolve their differences regarding such proposed amendment. Under such circumstances, the Sponsor, acting on behalf of the Shareholders, may remove the Trustee by written notice delivered to the Trustee and such removal shall take effect upon the appointment of a successor Trustee and its acceptance of such appointment.

A “Qualified Bank” means a bank, trust company, corporation or national banking association organized and doing business under the laws of the United States or any State of the United States that is authorized under those laws to exercise corporate trust powers and that (i) is a DTC Participant or a participant in such other depository as is then acting with respect to the Shares; (ii) unless counsel to the Sponsor, the appointment of which is acceptable to the Trustee, determines that the following requirement is not necessary for the exception under Section 408(m) of the Code, to apply, is a banking institution as defined in Section 408(n) of the Code and (iii) had, as of the date of its most recent annual financial statements, an aggregate capital, surplus and undivided profits of at least $150,000,000.

The Sponsor may also remove the Trustee at any time if the Trustee merges into, consolidates with or is converted into another corporation or entity in a transaction in which the Trustee is not the surviving entity. The surviving entity from such a transaction shall be the successor of the Trustee without the execution or filing of any document or any further act; however, during the 90-day period following the effectiveness of such transaction, the Sponsor may, by written notice to the Trustee, remove the Trustee and designate a successor Trustee.

If the Trustee resigns or is removed, the Sponsor, acting on behalf of the Shareholders, shall use its reasonable efforts to appoint a successor Trustee, which shall be a Qualified Bank. Every successor Trustee shall execute and deliver to its predecessor and to the Sponsor, acting on behalf of the Shareholders, an instrument in writing accepting its appointment hereunder, and thereupon such successor Trustee, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Sponsor, acting on behalf of the Shareholders, shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Trust’s assets to such successor, and shall deliver to such successor a list of the Shareholders of all outstanding Shares. The Sponsor or any such successor Trustee shall promptly mail notice of the appointment of such successor Trustee to the Shareholders.

If the Trustee resigns and no successor trustee is appointed within 60 days after the date the Trustee issues its notice of resignation, the Trustee will terminate and liquidate the Trust and distribute its remaining assets.

The Custodian and Custody of the Trust’s Gold

This section summarizes some of the important provisions of the Trust Agreement which apply to the Custodian and the custody of the Trust’s gold.

The Trustee, on behalf of the Trust, will enter into the Custody Agreement with the Custodian.

The Sponsor will appoint accountants or other inspectors to monitor the accounts and operations of the Custodian and any successor custodian or additional custodian and for enforcing the obligations of each such custodian as is necessary to protect the Trust and the rights and interests of the Shareholders. The Trustee has no obligation to monitor the activities of any Custodian other than to receive and review such reports of the gold held for the Trust by such Custodian and of transactions in gold held for the account of the Trust made by such Custodian pursuant to the Custody Agreement. However, see “The Trustee—The Trustee’s Role” for a description of limitations on the ability of the Trustee to monitor the performance of the Custodian. The Trustee shall have no liability for any such action taken at the direction of the Sponsor or, in the absence of such direction, any action taken by it in good faith.

Appointment and removal of custodians

The Sponsor may direct the Trustee to employ one or more other custodians in addition to or in replacement of the Custodian, provided that the Sponsor may not direct the employment of a successor custodian or an additional custodian without the Trustee’s consent if the employment would have a material adverse effect on the Trustee’s ability to perform its duties. When directed by, or with the prior approval of, the Sponsor, the Trustee may also employ one or more successor or additional custodians selected by the Trustee for the safekeeping of gold and services in connection with the deposit and delivery of gold.

THE SECURITIES DEPOSITORY; BOOK-ENTRY-ONLY SYSTEM; GLOBAL SECURITY

DTC acts as securities depository for the Shares. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions in those securities among DTC Participants through electronic book-entry changes. This eliminates the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

Individual certificates are not issued for the Shares. Instead, a global certificate is signed by the Trustee on behalf of the Trust, registered in the name of Cede & Co., as nominee for DTC, and deposited with the Trustee on behalf of DTC. The global certificate represents all of the Shares outstanding at any time.

Upon the settlement date of any creation, transfer or redemption of Shares, DTC will credit or debit, on its book-entry registration and transfer system, the number of Shares so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The Trustee and the DTC Participants will designate the accounts to be credited and charged in the case of creation or redemption of Shares.

Beneficial ownership of the Shares is limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Owners of beneficial interests in the Shares will be shown on, and the transfer of ownership is effected only through, records maintained by DTC, with respect to DTC Participants, the records of DTC Participants, with respect to Indirect Participants, and the records of Indirect Participants with respect to beneficial owners that are not DTC Participants or Indirect Participants. Beneficial owners are expected to receive from or through a DTC Participant a written confirmation relating to their purchase of the Shares.

Investors may transfer Shares through DTC by instructing the DTC Participant or Indirect Participant through which they hold their Shares to transfer the Shares. Transfers will be made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service for the Shares by giving notice to the Trustee and the Sponsor. Under these circumstances, the Trustee and the Sponsor will either find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, deliver separate certificates for Shares to the DTC Participants having Shares credited to their accounts.

The rights of the Shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC.

The Trust Agreement provides that, as long as the Shares are represented by a global certificate registered in the name of DTC or its nominee, the Trustee will be entitled to treat DTC as the holder of the Shares.

THE SPONSOR

The Sponsor is a Delaware limited liability company and was formed on [_______]. The Sponsor’s office is located at 30 Vesey St, New York, NY 10007. Under the Delaware Limited Liability Company Act and the governing documents of the Sponsor, the sole member of the Sponsor, [__________], is not responsible for the debts, obligations and liabilities of the Sponsor solely by reason of being the sole member of the Sponsor.

The Sponsor’s Role

The Sponsor will arrange for the creation of the Trust, the registration of the Shares for their public offering in the United States and the listing of the Shares on the Exchange. The Sponsor has agreed to assume the organizational expenses of the Trust and the following expenses incurred by the Trust: the Trustee’s monthly fee and out-of-pocket expenses, the Custodian’s fee, exchange listing fees, SEC registration fees, printing and mailing costs, audit fees and expenses and up to $100,000 per annum in legal fees and expenses. The Sponsor will also pay the costs of the Trust’s organization and the initial sale of the Shares, including the applicable SEC registration fees.

The Sponsor will not exercise day-to-day oversight over the Trustee or the Custodian. The Sponsor may remove the Trustee and appoint a successor Trustee (i) if the Trustee ceases to meet certain objective requirements (including the requirement that it have capital, surplus and undivided profits of at least $150 million), (ii) if, having received written notice of a material breach of its obligations under the Trust Agreement, the Trustee has not cured the breach within 30 days, or (iii) if the Trustee refuses to consent to the implementation of an amendment to the Trust’s initial Internal Control over Financial Reporting. The Sponsor also has the right to replace the Trustee during the 90 days following any merger, consolidation or conversion in which the Trustee is not the surviving entity or, in its discretion, on the fifth anniversary of the creation of the Trust or on any subsequent third anniversary thereafter. The Sponsor also has the right to approve any new or additional Custodian that the Trustee may wish to appoint.

The Sponsor will (1) develop a marketing plan for the Trust on an ongoing basis, (2) prepare marketing materials regarding the Shares, including the content of the Trust’s website and (3) execute the marketing plan for the Trust.

The Sponsor’s Fee

The Sponsor’s Fee accrues daily and is paid monthly in arrears at an annualized rate equal to [____]% of the net asset value of the Trust. The Sponsor’s Fee is paid through deliveries of gold from the Trust.

THE TRUSTEE

The Bank of New York Mellon, a banking corporation organized under the laws of the State of New York with trust powers, serves as the Trustee. The Bank of New York Mellon has a trust office at 2 Hanson Place, 9th Floor, Brooklyn, New York 11217. The Bank of New York Mellon is subject to supervision by the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System. Information regarding creation and redemption Basket Amount, NAV of the Trust, transaction fees and the names of the parties that have each executed an Authorized Participant Agreement may be obtained from The Bank of New York Mellon by calling the following number: (212) 815-6250. A copy of the Trust Agreement is available for inspection at The Bank of New York Mellon’s trust office identified above. The Bank of New York Mellon had at least $150 million in capital and retained earnings as of December 31, 2015.

The Trustee’s Role

The Trustee is responsible for the day-to-day administration of the Trust. This includes (i) processing orders for the creation and redemption of Baskets; (ii) coordinating with the Custodian the receipt and delivery of gold transferred to, or by, the Trust in connection with each issuance and redemption of Baskets; (iii) calculating the net asset value of the Trust on each business day; and (iv) selling the Trust’s gold as needed to cover the Trust’s expenses. In addition, the Trustee will prepare the financial statements of the Trust.

The Trustee’s Fees are paid by the Sponsor.

The Trustee and any of its affiliates may from time to time purchase or sell Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

THE CUSTODIAN

[______________], a national banking association acting through its London branch, serves as the Custodian of the Trust’s gold.

The Custodian’s Role

The Custodian is responsible for holding the Trust’s allocated gold as well as receiving and converting allocated and unallocated gold on behalf of the Trust. Unless otherwise agreed between the Trustee (as instructed by the Sponsor) and the Custodian, physical gold must be held by the Custodian at its London vault premises. At the end of each business day, the Custodian will hold no more than 430 Fine Ounces of unallocated gold for the Trust, which corresponds to the maximum Fine Ounce weight of a London Bar. The Custodian converts the Trust’s gold between allocated and unallocated gold when: (1) Authorized Participants engage in creation and redemption transactions with the Trust; or (2) gold is sold to pay Trust expenses. The Custodian will facilitate the transfer of gold in and out of the Trust through the unallocated gold accounts it may maintain for each Authorized Participant and through the unallocated gold accounts it will maintain for the Trust. The Custodian is responsible for allocating specific bars of gold to the Trust Allocated Account.

The Custodian will provide the Trustee with regular reports detailing the gold transfers in and out of the Trust Unallocated Account with the Custodian and identifying the gold bars held in the Trust Allocated Account.

The Custodian’s fees and expenses are to be paid by the Sponsor. The Custodian and its affiliates may from time to time act as Authorized Participants or purchase or sell gold or shares for their own account, as an agent for their customers and for accounts over which they exercise investment discretion. The Trustee, on behalf of the Trust, has entered into the Custody Agreement with the Custodian, under which the Custodian maintains the Trust Unallocated Account and the Trust Allocated Account.

Pursuant to the Trust Agreement, if, upon the resignation of the Custodian, there would be no custodian acting pursuant to the Custody Agreement, the Trustee shall, promptly after receiving notice of such resignation, appoint a substitute custodian or custodians selected by the Sponsor pursuant to custody agreement(s) approved by the Sponsor (provided, however, that the rights and duties of the Trustee under the Trust Agreement and the custody agreement(s) shall not be materially altered without its consent). When directed by the Sponsor, and to the extent permitted by, and in the manner provided by, the Custody Agreement, the Trustee shall remove the Custodian and appoint a substitute or additional custodian or custodians selected by the Sponsor. After the entry into the Custody Agreement(s), the Trustee shall not enter into or amend any Custody Agreement with a custodian without the written approval of the Sponsor (which approval shall not be unreasonably withheld or delayed). When instructed by the Sponsor, the Trustee shall demand that a custodian of the Trust deliver such of the Trust’s gold held by it as is requested of it to any other custodian or such substitute or additional custodian or custodians directed by the Sponsor. Each such substitute or additional custodian shall, forthwith upon its appointment, enter into a Custody Agreement in form and substance approved by the Sponsor.

Under the Trust Agreement, the Sponsor is responsible for appointing accountants or other inspectors to monitor the accounts and operations of the Custodian and any successor custodian or additional custodian and for enforcing the obligations of each such custodian as is necessary to protect the Trust and the rights and interests of the investors. Under the Custody Agreement, the Custodian has agreed to permit physical gold auditors access to its premises during normal business hours to examine the gold held for the Trust and such records as they reasonably require. The Trustee has no obligation to monitor the activities of the Custodian other than to receive and review such reports of the gold held for the Trust by such Custodian and of transactions in gold held for the account of the Trust made by such Custodian pursuant to the Custody Agreement.

When instructed by the Sponsor, the Trustee will take action to remove gold from one custodian to another custodian selected by the Sponsor. In connection with such transfer of physical gold, the Trustee will, at the direction of the Sponsor, cause the physical gold to be weighed or assayed. The Trustee shall have no liability for any transfer of physical gold or weighing or assaying of delivered physical gold as directed by the Sponsor, and in the absence of such direction shall have no obligation to effect such a delivery or to cause the delivered physical gold to be weighed, assayed or otherwise validated.

Description of the Custody Agreement

The Trustee has entered into the Custody Agreement with the Custodian on the Trust’s behalf. The Custody Agreement establishes the Trust Unallocated Account and the Trust Allocated Account with the Custodian and defines the Custodian’s responsibilities to the Trust.

Transfers from the Trust Unallocated Account

The Custodian will arrange for the transfer of gold from the Trust Unallocated Account only in accordance with the Trustee’s instructions to the Custodian. A transfer of gold from the Trust Unallocated Account may only be made (1) by transferring gold to an Authorized Participant’s unallocated account, (2) by transferring gold to the Trust Allocated Account, (3) by transferring gold to pay the Sponsor’s Fee, (4) the collection of physical gold from the Custodian at its vault premises or such other location as the Custodian may direct, at the Trust’s expense and risk, or (5) by transfer to an account maintained by the Custodian or a third party on an unallocated basis in connection with the sale of gold or other transfers permitted under the Trust Agreement. Transfers made pursuant to clauses (4) and (5) will be made only on an exceptional basis, with transfers under clause (5) to include transfers made in connection with a sale of gold to pay extraordinary expenses of the Trust not paid by the Sponsor or on the liquidation of the Trust. Any gold made available in physical form by the Custodian will be in a form that complies with the rules, regulations, practices and customs of the LBMA, the Bank of England or any applicable regulatory body that apply to such gold or in such other form as may be agreed between the Trustee and the Custodian, and, unless specifically selected by the Trustee, in all cases will comprise one or more whole gold bars selected by the Custodian.

The Custodian shall identify bars of a weight most closely approximating, but not exceeding, the balance in the Trust Unallocated Account and shall transfer such weight from the Trust Unallocated Account to the Trust Allocated Account.

Right to Refuse Transfers or Amend Transfer Procedures

The Custodian may refuse to accept instructions to transfer gold to or from the Trust Unallocated Account or the Trust Allocated Account if, in the Custodian’s opinion, they are or may be contrary to the rules, regulations, practices and customs of the LBMA or the Bank of England or contrary to any applicable law. The Custodian may amend the procedures for transferring gold to or from the Trust Unallocated Account or the Trust Allocated Account or impose such additional procedures in relation to the transfer of gold to or from the Trust Unallocated Account or the Trust Allocated Account as the Custodian may from time to time consider necessary due to a change in rules of the LBMA or a banking or regulatory association governing the Custodian. The Custodian will, whenever practical, notify the Trustee and the Sponsor within a commercially reasonable time before the Custodian amends these procedures or imposes additional ones.

Trust Unallocated Account Credit and Debit Balances

No interest will be paid by the Custodian on any credit balance to the Trust Unallocated Account or the Trust Allocated Account. The Trust Unallocated Account may not at any time have a debit or negative balance.

Exclusion of Liability

The Custodian will use reasonable care in the performance of its duties under the Custody Agreement and will only be responsible for any loss or damage suffered by the Trust as a direct result of any negligence, fraud or willful default in the performance of its duties. In the case where gold is lost or damaged, the Custodian’s liability under the Custody Agreement is further limited to the amount of the gold lost or damaged at the time such negligence, fraud or willful default is either discovered by the Custodian or notified to the Custodian by the Trustee.

Indemnity

The Trustee will, solely out of and to the extent of the Trust’s assets, indemnify and keep indemnified the Custodian (on an after-tax basis) on demand against all costs and expenses, damages, liabilities and losses (other than value added taxes and expenses assumed by the Sponsor) that the Custodian may suffer or incur directly or indirectly in connection with the Custody Agreement, except to the extent that such sums are due directly to the Custodian’s negligence, willful default or fraud.

Insurance

The Custodian (or one of its affiliates) will maintain such insurance as it deems appropriate in connection with its custodial and other obligations and will be responsible for all costs, fees and expenses (including any relevant taxes) arising from the insurance policy or policies attributable to its relationship with the Trust. The Trustee and the Sponsor may, subject to confidentiality restrictions, be provided with details of this insurance coverage from time to time upon reasonable prior notice.

Force Majeure

The Custodian will not be liable for any delay in performance or any non-performance of any of its obligations under the Custody Agreement by reason of any cause beyond its reasonable control, including acts of God, war or terrorism or other breakdowns or acts set forth in the Custody Agreement.

Reports

The Custodian will provide the Trustee with reports for each London business day identifying (1) the credits and debits of gold to the Trust Allocated Account and (2) sufficient information to identify each bar of physical gold held in the Trust Allocated Account. The Custodian will provide notification to the Trustee on each London business day that gold is deposited or withdrawn from the Trust Unallocated Account of (1) each separate transaction transferring gold to the Trust Unallocated Account, (2) the amount of gold transferred from the Trust Unallocated Account, and (3) the amount of any remaining gold in the Trust Unallocated Account, and the Custodian will use commercially reasonable efforts to send the notification by 9:00 AM (New York time). The Custodian will also provide the Trustee with daily statements of account for the Trust Unallocated Account and the Trust Allocated Account within a reasonable time after the end of each London business day. Under the Custody Agreement, a “business day” generally means any day that is a “London Business Day,” when commercial banks generally and the London gold market are open for the transaction of business in London. The Custodian’s records of all deposits to and withdrawals from, and all debits and credits to, the Trust Unallocated Account that are to occur on a London business day, and all end of business day account balances in the Trust Unallocated Account, are stated as of the close of the Custodian’s business on such London business day.

Transfers into the Trust Unallocated Account

The Custodian will credit to the Trust Unallocated Account the amount of gold it receives from an Authorized Participant’s unallocated account. Additionally, in the ordinary course, the only gold the Custodian will accept for credit to the Trust Unallocated Account is gold that has transferred from an Authorized Participant’s unallocated account or from the Trust Allocated Account.

Termination

The Custody Agreement has an initial five year term and will automatically renew for successive five year terms unless otherwise terminated. The Trustee, upon instruction from the Sponsor, and the Custodian may each terminate any Custody Agreement for any reason or for no reason upon 90 days’ prior written notice. The Custody Agreement may also be terminated immediately upon written notice as follows: (1) by the Trustee, if the Custodian ceases to offer the services contemplated by the Custody Agreement to its clients or proposes to withdraw from the gold business, (2) by the Trustee or the Custodian, if it becomes unlawful for the Custodian or the Trustee to have entered into the agreement or to provide or receive the services thereunder, (3) by the Custodian, if the Custodian determines in its reasonable view that the Trust is insolvent or faces impending insolvency, or by the Trustee, if the Sponsor determines in its view that the Custodian is insolvent or faces impending insolvency, (4) by the Trustee, if the Trust is to be terminated, or (5) by the Trustee or the Custodian, if the Custody Agreement ceases to be in full force and effect.

If arrangements acceptable to the Custodian for redelivery of the balance in the Trust Unallocated Account are not made, the Custodian may continue to store the Trust’s gold and charge for its fees and expenses payable under the Trust Allocated Account Agreement, and, after six months from the termination date, the Custodian may sell the Trust’s gold and account to the Trustee for the proceeds.

Governing Law

The Custody Agreement is governed by English law. The Trustee and the Custodian both consent to the non-exclusive jurisdiction of the courts of the State of New York and the federal courts located in the borough of Manhattan in New York City. Such consent is not required for any person to assert a claim of New York jurisdiction over the Trustee or the Custodian.

Inspection of Gold

Under the Custody Agreement, the Custodian will allow the Sponsor and the Trustee and their physical gold auditors (currently Inspectorate), access to its premises during normal business hours, to examine the physical gold and such records as they may reasonably require to perform their respective duties with regard to investors in Shares. The Trustee agrees that any such access shall be subject to execution of a confidentiality agreement and agreement to the Custodian’s security procedures, and any such audit shall be at the Trust’s expense.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion of the material United States federal income tax consequences that generally will apply to the purchase, ownership and disposition of Shares by a U.S. Shareholder (as defined below), and certain United States federal income consequences that may apply to an investment in Shares by a Non-U.S. Shareholder (as defined below), represents, insofar as it describes conclusions as to United States federal income tax law and subject to the limitations and qualifications described therein, the opinion of Reed Smith LLP, special United States federal income tax counsel to the Sponsor. The discussion below is based on the Code, Treasury Regulations promulgated thereunder and judicial and administrative interpretations of the Code, all as in effect on the date of this prospectus and all of which are subject to change either prospectively or retroactively. The tax treatment of Shareholders may vary depending upon their own particular circumstances. Certain Shareholders (including banks, financial institutions, insurance companies, tax-exempt organizations, broker-dealers, traders, Shareholders that are partnerships for United States federal income tax purposes, persons holding Shares as a position in a “hedging,” “straddle,” “conversion,” or “constructive sale” transaction for United States federal income tax purposes, persons whose “functional currency” is not the U.S. dollar, or other investors with special circumstances) may be subject to special rules not discussed below. In addition, the following discussion applies only to investors who will hold Shares as “capital assets” within the meaning of section 1221 of the Code. Moreover, the discussion below does not address the effect of any state, local or foreign tax law on an owner of Shares. Purchasers of Shares are urged to consult their own tax advisers with respect to all federal, state, local and foreign tax law considerations potentially applicable to their investment in Shares.

For purposes of this discussion, a “U.S. Shareholder” is a Shareholder that is:

●	an individual who is treated as a citizen or resident of the United States for United States federal income tax purposes;

●	a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

●	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under applicable Treasury Regulations to be treated as a domestic trust.

A Shareholder that is not (i) a U.S. Shareholder as defined above or (ii) a partnership for United States federal income tax purposes is considered a “Non-U.S. Shareholder” for purposes of this discussion.

Taxation of the Trust

The Sponsor and the Trustee will treat the Trust as a “grantor trust” for United States federal income tax purposes. In the opinion of Reed Smith LLP, special United States federal income tax counsel to the Sponsor, the Trust will be classified as a “grantor trust” for United States federal income tax purposes. As a result, the Trust itself will not be subject to United States federal income tax. Instead, the Trust’s income and expenses will “flow through” to the Shareholders, and the Trustee will report the Trust’s income, gains, losses and deductions to the IRS on that basis. The opinion of Reed Smith LLP represents only its best legal judgment and is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will agree with the conclusions of counsel’s opinion and it is possible that the IRS or another tax authority could assert a position contrary to one or all of those conclusions and that a court could sustain that contrary position. Neither the Sponsor nor the Trustee will request a ruling from the IRS with respect to the classification of the Trust for United States federal income tax purposes. If the IRS were to assert successfully that the Trust is not classified as a “grantor trust,” the Trust would be classified as a partnership for United States federal income tax purposes, which may affect timing and other tax consequences to the Shareholders.

The following discussion assumes that the Trust will be classified as a “grantor trust” for United States federal income tax purposes.

Taxation of U.S. Shareholders

Shareholders will be treated, for United States federal income tax purposes, as if they directly owned a pro rata share of the underlying assets held in the Trust. Shareholders also will be treated as if they directly received their respective pro rata shares of the Trust’s income, if any, and as if they directly incurred their respective pro rata shares of the Trust’s expenses. In the case of a Shareholder that purchases Shares for cash, its initial tax basis in its pro rata share of the assets held in the Trust at the time it acquires its Shares will be equal to its cost of acquiring the Shares. In the case of a Shareholder that acquires its Shares as part of a creation of a Basket, the delivery of gold to the Trust in exchange for the underlying gold represented by the Shares will not be a taxable event to the Shareholder, and the Shareholder’s tax basis and holding period for the Shareholder’s pro rata share of the gold held in the Trust will be the same as its tax basis and holding period for the gold delivered in exchange therefor. For purposes of this discussion, and unless stated otherwise, it is assumed that all of a Shareholder’s Shares are acquired on the same date and at the same price per Share. Shareholders that hold multiple lots of Shares, or that are contemplating acquiring multiple lots of Shares, should consult their own tax advisers as to the determination of the tax basis and holding period for the underlying gold related to such Shares.

When the Trust sells gold, for example to pay expenses, a Shareholder will recognize gain or loss in an amount equal to the difference between (a) the Shareholder’s pro rata share of the amount realized by the Trust upon the sale and (b) the Shareholder’s tax basis for its pro rata share of the gold that was sold. A Shareholder’s tax basis for its share of any gold sold by the Trust generally will be determined by multiplying the Shareholder’s total basis for its share of all of the gold held in the Trust immediately prior to the sale, by a fraction the numerator of which is the amount of gold sold, and the denominator of which is the total amount of the gold held in the Trust immediately prior to the sale. After any such sale, a Shareholder’s tax basis for its pro rata share of the gold remaining in the Trust will be equal to its tax basis for its share of the total amount of the gold held in the Trust immediately prior to the sale, less the portion of such basis allocable to its share of the gold that was sold. The delivery to the Trust of gold in specified denominations (e.g., COMEX gold in denominations of 100 ounces) and the subsequent delivery by the Trust of gold in different denominations (e.g., LBMA gold in denominations of 400 ounces) will not constitute a taxable event.

Upon a Shareholder’s sale of some or all of its Shares, the Shareholder will be treated as having sold the portion of its pro rata share of the gold held in the Trust at the time of the sale that is attributable to the Shares sold. Accordingly, the Shareholder generally will recognize gain or loss on the sale in an amount equal to the difference between (a) the amount realized pursuant to the sale of the Shares, and (b) the Shareholder’s tax basis for the portion of its pro rata share of the gold held in the Trust at the time of sale that is attributable to the Shares sold, as determined in the manner described in the preceding paragraph.

After any sale or redemption of less than all of a Shareholder’s Shares, the Shareholder’s tax basis for its pro rata share of the gold held in the Trust immediately after such sale or redemption generally will be equal to its tax basis for its share of the total amount of the gold held in the Trust immediately prior to the sale or redemption, less the portion of such basis which is taken into account in determining the amount of gain or loss recognized by the Shareholder upon such sale.

Maximum 28% Long-Term Capital Gains Tax Rate for U.S. Shareholders Who Are Individuals

Under current law, gains recognized by individuals from the sale of “collectibles,” including gold, held for more than one year are taxed at a maximum rate of 28%, rather than the current maximum 20% rate applicable to most other long-term capital gains. For these purposes, gain recognized by an individual upon the sale of an interest in a trust that holds collectibles is treated as gain recognized on the sale of collectibles, to the extent that the gain is attributable to unrealized appreciation in value of the collectibles held by the Trust. Therefore, any gain recognized by an individual U.S. Shareholder attributable to a sale of Shares held for more than one year, or attributable to the Trust’s sale of any gold which the Shareholder is treated (through its ownership of Shares) as having held for more than one year, generally will be taxed at a maximum rate of 28%. The tax rates for capital gains recognized upon the sale of assets held by an individual U.S. Shareholder for one year or less or by a taxpayer other than an individual United States taxpayer are generally the same as those at which ordinary income is taxed.

3.8% Tax on Net Investment Income

Certain U.S. Shareholders who are individuals are required to pay a 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers) or their “net investment income,” which generally includes capital gains from the disposition of property. This tax is in addition to any capital gains taxes due on such investment income. A similar tax will apply to estates and trusts. U.S. Shareholders should consult their own tax advisers regarding the effect, if any, this law may have on their investment in the Shares.

Brokerage Fees and Trust Expenses

Any brokerage or other transaction fee incurred by a Shareholder in purchasing Shares will be treated as part of the Shareholder’s tax basis in the underlying assets of the Trust. Similarly, any brokerage fee incurred by a Shareholder in selling Shares will reduce the amount realized by the Shareholder with respect to the sale.

Shareholders will be required to recognize the full amount of gain or loss upon a sale of gold by the Trust (as discussed above), even though some or all of the proceeds of such sale are used by the Trustee to pay Trust expenses. Shareholders may deduct their respective pro rata shares of each expense incurred by the Trust to the same extent as if they directly incurred the expense. Shareholders who are individuals, estates or trusts, however, may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may deduct certain miscellaneous itemized deductions only to the extent they exceed 2% of adjusted gross income. In addition, such deductions may be subject to phase outs and other limitations under applicable provisions of the Code.

Investment by U.S. Tax-Exempt Shareholders

Certain U.S. Shareholders (“U.S. Tax-Exempt Shareholders”) are subject to United States federal income tax only on their “unrelated business taxable income” (“UBTI”). Unless they incur debt in order to purchase Shares, it is expected that U.S. Tax-Exempt Shareholders should not realize UBTI in respect of income or gains from the Shares. U.S. Tax-Exempt Shareholders should consult their own independent tax advisers regarding the United States federal income tax consequences of holding Shares in light of their particular circumstances.

Investment by Regulated Investment Companies

Mutual funds and other investment vehicles which are “regulated investment companies” within the meaning of Code section 851 should consult with their tax advisers concerning (i) the likelihood that an investment in Shares, although they are a “security” within the meaning of the Investment Company Act of 1940, may be considered an investment in the underlying gold for purposes of Code section 851(b), and (ii) the extent to which an investment in Shares might nevertheless be consistent with preservation of their qualification under Code section 851. We note that in recent administrative guidance, the IRS stated that it will no longer issue rulings under Code section 851(b) relating to the determination of whether or not an instrument or position is a “security,” but, instead, intends to defer to guidance from the Securities and Exchange Commission for such determination.

Investment by Certain Retirement Plans

Section 408(m) of the Code provides that the purchase of a “collectible” as an investment for an IRA, or for a participant-directed account maintained under any plan that is tax-qualified under section 401(a) of the Code (“Tax Qualified Account”), is treated as a taxable distribution from the account to the owner of the IRA, or to the participant for whom the Tax Qualified Account is maintained, of an amount equal to the cost to the account of acquiring the collectible. Although the IRS has issued at least one private letter ruling which provides that the purchase of Shares by an IRA or a Tax Qualified Account will not constitute the acquisition of a collectible or be treated as resulting in a taxable distribution to the IRA owner or Tax Qualified Account participant under Code section 408(m), it has not codified this private letter ruling in a Revenue Ruling or other generally applicable guidance. Accordingly, potential IRA or Tax Qualified Account investors are urged to consult with their own professional advisors concerning the treatment of an investment in Shares under Code Section 408(m). See “ERISA and Related Considerations.”

Taxation of Non-U.S. Shareholders

A Non-U.S. Shareholder generally will not be subject to United States federal income tax with respect to gain recognized upon the sale or other disposition of Shares, or upon the sale of gold by the Trust, unless (1) the Non-U.S. Shareholder is an individual and is present in the United States for 183 days or more during the taxable year of the sale or other disposition, and the gain is treated as being from United States sources; or (2) the gain is effectively connected with the conduct by the Non-U.S. Shareholder of a trade or business in the United States and certain other conditions are met.

United States Information Reporting and Backup Withholding

The Trustee will file certain information returns with the IRS, and provide certain tax-related information to Shareholders, in connection with the Trust. Each Shareholder will be provided with information regarding its allocable portion of the Trust’s annual income (if any) and expenses. A U.S. Shareholder may be subject to United States backup withholding tax in certain circumstances unless it provides its taxpayer identification number and complies with certain certification procedures. Non-U.S. Shareholders may have to comply with certification procedures to establish that they are not a United States person in order to avoid the information reporting and backup withholding tax requirements.

The amount of any backup withholding will be allowed as a credit against a Shareholder’s United States federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Taxation in Jurisdictions Other Than the United States

Prospective purchasers of Shares that are based in or acting out of a jurisdiction other than the United States are advised to consult their own tax advisers as to the tax consequences, under the laws of such jurisdiction (or any other jurisdiction other than the United States to which they are subject), of their purchase, holding, sale and redemption of or any other dealing in Shares and, in particular, as to whether any value added tax, other consumption tax or transfer tax is payable in relation to such purchase, holding, sale, redemption or other dealing.

ERISA AND RELATED CONSIDERATIONS

General

ERISA and/or section 4975 of the Code impose certain requirements on (a) employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to the fiduciary responsibility provisions of ERISA, as set forth in Part 4 of Subtitle B of Title I thereof, (b) plans described in Section 4975(e)(1) of the Code that are subject to Section 4975 of the Code, including individual retirement accounts and Keogh plans and, (c) collective investment vehicles, business trusts, investment partnerships, pooled separate accounts or other entity the assets of which are treated as comprised (at least in part) of “plan assets” within the meaning of Department of Labor regulations codified at 29 C.F.R. Section 2510.3-101, as modified by ERISA Section 3(42) (the “Plan Asset Regulations”) by reason of an employee benefit plan and/or a plan’s investment in such entity. (collectively, “Plans”), and on persons who are fiduciaries with respect to the investment of assets treated as “plan assets” of a Plan. Investments by Plans are subject to the fiduciary requirements and the applicability of prohibited transaction restrictions under ERISA.

Government plans and some church plans are not subject to the fiduciary responsibility provisions of ERISA or the provisions of section 4975 of the Code, but may be subject to substantially similar rules under state or other federal law. Fiduciaries of any such plans are advised to consult with their counsel prior to an investment in Shares.

This summary is based on the provisions of ERISA and the Code as of the date hereof. This summary is not intended to be complete, but only to address certain questions under ERISA and the Code likely to be raised by your advisors. The summary does not include state or local law.

Potential Plan investors are urged to consult with their own professional advisors concerning the appropriateness of an investment in the Trust and the manner in which Shares should be purchased.

Special Investment Considerations

In contemplating an investment of a portion of Plan assets in Shares, the Plan fiduciary responsible for making such investment should carefully consider, taking into account the facts and circumstances of the Plan, the “Risk Factors” discussed above and whether such investment is consistent with its fiduciary responsibilities, including, but not limited to: (a) whether the fiduciary has the authority to make the investment under the appropriate governing plan instrument; (b) whether the investment would constitute a direct or indirect non-exempt prohibited transaction with a party in interest; (c) the Plan’s funding objectives; and (d) whether under the general fiduciary standards of investment prudence and diversification such investment is appropriate for the Plan, taking into account the overall investment policy of the Plan, the composition of the Plan’s investment portfolio and the Plan’s need for sufficient liquidity to pay benefits when due.

The Trust and Plan Assets

The Plan Asset Regulations contains rules for determining when an investment by a Plan in an equity interest of a collective investment entity will result in the underlying assets of the entity being deemed plan assets for purposes of ERISA and Section 4975 of the Code.

Those rules provide that assets of a collective investment entity will not be plan assets of a Plan that purchases an equity interest in the entity if the equity interest purchased is a publicly-offered security. If the underlying assets of a collective investment entity are considered to be assets of any Plan for purposes of ERISA or Section 4975 of the Code, the operations of that entity would be subject to and, in some cases, limited by, the provisions of ERISA and Section 4975 of the Code.

The publicly-offered security exception described above applies if the equity interest is a security that is:

1.	freely transferable (determined based on the relevant facts and circumstances);

2.	part of a class of securities that is widely held (meaning that the class of securities is owned by 100 or more investors independent of the issuer and of each other); and

3.	either (a) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or (b) sold to the Plan as part of a public offering pursuant to an effective registration statement under the Securities Act of 1933 and the class of which such security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer in which the offering of such security occurred.

The Plan Asset Regulations state that the determination of whether a security is freely transferable is to be made based on all the relevant facts and circumstances. In the case of a security that is part of an offering in which the minimum investment is $10,000 or less, the following requirements, alone or in combination, ordinarily will not affect a finding that the security is freely transferable: (1) a requirement that no transfer or assignment of the security or rights relating to the security be made that would violate any federal or state law, (2) a requirement that no transfer or assignment be made without advance written notice given to the entity that issued the security, and (3) any restriction on the substitution of an assignee as a limited partner of a partnership, including a general partner consent requirement, provided that the economic benefits of ownership of the assignor may be transferred or assigned without regard to such restriction or consent (other than compliance with any of the foregoing restrictions

The Sponsor believes that the conditions described above will be satisfied with respect to the Shares. The Sponsor believes that the Shares therefore will constitute publicly-offered securities, and the underlying assets of the Trust will not be considered to constitute plan assets of any Plan that purchases shares.

Prohibited Transactions

ERISA and the Code generally prohibit certain transactions involving the Plan and persons who have certain specified relationships to the Plan.

In general, Shares may not be purchased with the assets of a Plan if the Sponsor or any of its affiliates, agents or employees either:

●	exercise any discretionary authority or discretionary control with respect to management of the Plan;

●	exercise any authority or control with respect to management or disposition of the assets of the Plan;

●	render investment advice for a fee or other compensation, direct or indirect, with respect to any monies or other property of the Plan;

●	have any authority or responsibility to render investment advice with respect to any monies or other property of the Plan; or

●	have any discretionary authority or discretionary responsibility in the administration of the Plan.

Also, a prohibited transaction may occur under ERISA or the Code when circumstances indicate that (1) the investment in a Share is made or retained for the purpose of avoiding application of the fiduciary standards of ERISA, (2) the investment in a Share constitutes an arrangement under which the Sponsor is expected to engage in transactions that would otherwise be prohibited if entered into directly by the Plan purchasing the Share, (3) the investing Plan, by itself, has the authority or influence to cause the Sponsor to engage in such transactions, or (4) a person who is prohibited from transacting with the investing Plan may, but only with the aid of certain of its affiliates and the investing Plan, cause the Sponsor to engage in such transactions with such person.

Special IRA Rules

IRAs are not subject to ERISA’ s fiduciary standards, but are subject to their own rules, including the prohibited transaction rules of Section 4975 of the Code, which generally mirror ERISA’s prohibited transaction rules. For example, IRAs are subject to special custody rules and must maintain a qualifying IRA custodial arrangement separate and distinct from the Trust and its custodial arrangement. Otherwise, if a separate qualifying custodial arrangement is not maintained, an investment in the shares will be treated as a distribution from the IRA. Second, IRAs are prohibited from investing in certain commingled investments, and the Sponsor makes no representation regarding whether an investment in Shares is an inappropriate commingled investment for an IRA. Third, in applying the prohibited transaction provisions of Section 4975 of the Code, in addition to the rules summarized above, the individual for whose benefit the IRA is maintained is also treated as the creator of the IRA. For example, if the owner or beneficiary of an IRA enters into any transaction, arrangement, or agreement involving the assets of his or her IRA to benefit the IRA owner or beneficiary (or his or her relatives or business affiliates) personally, or with the understanding that such benefit will occur, directly or indirectly, such transaction could give rise to a prohibited transaction that is not exempted by any available exemption. Moreover, in the case of an IRA, the consequences of a non-exempt prohibited transaction are that the IRA’s assets will be treated as if they were distributed, causing immediate taxation of the assets (including any early distribution penalty tax applicable under Section 72 of the Code), in addition to any other fines or penalties that may apply.

Allowing an investment in the Trust is not to be construed as a representation by the Sponsor or any of its affiliates, agents or employees that this investment meets some or all of the relevant legal requirements with respect to investments by any particular Plan or that this investment is appropriate for any such particular Plan. The person with investment discretion should consult with the Plan’s attorney and financial advisors as to the propriety of an investment in the Trust in light of the circumstances of the particular Plan, current tax law and ERISA.

PLAN OF DISTRIBUTION

In addition to, and independent of the initial purchases by the Initial Purchaser (described below), the Trust will issue Shares in Baskets to Authorized Participants in exchange for deposits of gold on a continuous basis. Because new Shares can be created and issued on an ongoing basis, at any point during the life of the Trust, a “distribution,” as such term is used in the Securities Act, will be occurring. Broker-dealers and other persons are cautioned that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, a broker-dealer firm or its client will be deemed a statutory underwriter if it purchases a Basket from the Trust, breaks the Basket down into the constituent Shares and sells the Shares directly to its customers; or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to designation as an underwriter.

Investors that purchase Shares through a commission/fee-based brokerage account may pay commissions/fees charged by the brokerage account. We recommend that investors review the terms of their brokerage accounts for details on applicable charges.

Dealers that are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.

The Sponsor intends to qualify the Shares in states selected by the Sponsor and that sales be made through broker-dealers who are members of FINRA. Investors intending to create or redeem Baskets through Authorized Participants in transactions not involving a broker-dealer registered in such investor’s state of domicile or residence should consult their legal advisor regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

On [_________], 2017, the Initial Purchaser has purchased [____] Shares which compose the initial Baskets. The Initial Purchaser intends to make a public offering of the initial Baskets at a per Share offering price that will vary, depending on, among other factors, the price of gold and the trading price of the Shares on the Exchange at the time of offer. The Initial Purchaser will not receive from the Trust, the Sponsor, the Trustee or any of their affiliates a fee or other compensation in connection with the sale of the Shares. With respect to sale of the Shares comprising the initial Baskets and in the event that the Initial Purchaser or any affiliate acts as Authorized Participant, it may receive commissions/fees from investors who purchase Shares.

The Trust will not bear any expenses in connection with the offering or sales of the initial Baskets of Shares.

The offering of Baskets is being made in compliance with Conduct Rule 2810 of FINRA. Accordingly, the Initial Purchaser will not make any sales to any account over which it has discretionary authority without the prior written approval of a purchaser of Shares. Neither the Initial Purchaser nor the Authorized Participants receive from the Trust or the Sponsor any compensation in connection with an offering of the Shares. Accordingly, there is, and will be, no payment of underwriting compensation in connection with any such offering of Shares in excess of 10% of the gross proceeds of the offering.

Pursuant to a services agreement, Foreside Fund Services, LLC (“Foreside”) provides the following services to Sponsor:

●	Reviewing marketing-related legal documents and contracts;

●	Consulting with the Sponsor on the development of FINRA-compliant marketing campaigns;

●	Consulting with the Trust’s legal counsel on free-writing prospectus materials and disclosures in all marketing materials;

●	Reviewing and filing with FINRA marketing materials;

●	Registering and overseeing supervisory activities of the Sponsor’s FINRA-licensed personnel; and

●	Maintaining books and records related to the services provided.

The Initial Purchaser will not act as an Authorized Participant with respect to the initial Baskets, and its activities with respect to the initial Baskets will be distinct from those of an Authorized Participant.

The Shares will trade on the Exchange under the symbol “[__].”

LEGAL MATTERS

The validity of the Shares has been passed upon for the Sponsor by Reed Smith LLP, who, as special United States federal income tax counsel to the Sponsor, has also rendered an opinion regarding the material federal income tax consequences relating to the Shares.

License Agreement

On [________], The Bank of New York Mellon granted to the original Sponsor of the Trust (the “Licensee”) a perpetual, worldwide, non-exclusive, non-transferable license under The Bank of New York Mellon’s patents and patent applications that cover securitized gold products solely for the purpose of establishing, operating and marketing any securitized gold financial product that is sold, sponsored or issued by the Licensee.

LBMA Gold Price

All references to LBMA Gold Price are used with the permission of ICE Benchmark Administration Limited and have been provided for information purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

EXPERTS

The financial statements included in this prospectus has been audited by [____________], an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN
INFORMATION BY REFERENCE

The Sponsor has filed on behalf of the Trust a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement), parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about the Trust or the Shares, please refer to the registration statement, which you may inspect, without charge, at the public reference facilities of the SEC at the below address or online at www.sec.gov, or obtain at prescribed rates from the public reference facilities of the SEC at the below address. Information about the Trust and the Shares can also be obtained from the Trust’s website. The internet address of the Trust’s website will be www.[________]. This internet address is only provided here as a convenience to you to allow you to access the Trust’s website, and the information contained on or connected to the Trust’s website is not part of this prospectus or the registration statement of which this prospectus is part.

The Trust is subject to the informational requirements of the Exchange Act and the Sponsor, on behalf of the Trust, will file quarterly and annual reports and other information with the SEC. The Sponsor will file an updated prospectus annually for the Trust pursuant to the Securities Act. The reports and other information can be inspected at the public reference facilities of the SEC located at 100 F Street, NE, Washington, DC 20548 and online at www.sec.gov. You may also obtain copies of such material from the public reference facilities of the SEC at 100 F Street, NE, Washington, DC 20548, at prescribed rates. You may obtain more information concerning the operation of the public reference facilities of the SEC by calling the SEC at 1-800-SEC-0330 or visiting online at www.sec.gov.

GLOSSARY

In this prospectus, each of the following terms has the meaning set forth below:

“Authorized Participant” – A person who, at the time of submitting to the Trustee an order to create or redeem one or more Baskets (i) is a registered broker-dealer, (ii) is a DTC Participant or an Indirect Participant, and (iii) has in effect a valid Authorized Participant Agreement.

“Authorized Participant Agreement” — An agreement entered into by an Authorized Participant, the Sponsor and the Trustee that provides the procedures for the creation and redemption of Baskets.

“Basket” — A block of 10,000 Shares (as such number may be increased or decreased pursuant to the Trust Agreement).

“Basket Amount” — The amount of gold (measured in Fine Ounces), determined on each Business Day by the Trustee, which Authorized Participants must transfer to the Trust in exchange for a Basket, or will receive in exchange for each Basket surrendered for redemption.

“Book Entry System” — The Federal Reserve Treasury Book Entry System for United States and federal agency securities.

“Business Day” — Any day other than: (i) a Saturday or a Sunday, or (ii) a day on which the Exchange is closed for regular trading.

“CFTC” — Commodity Futures Trading Commission, an independent agency with the mandate to regulate commodity futures, option, swap and derivatives markets in the United States, or any successor governmental agency in the United States.

“Clearing Agency” — Any clearing agency or similar system other than the Book Entry System or DTC.

“Code” — The United States Internal Revenue Code of 1986, as amended.

“COMEX” — The exchange market on gold futures contracts operated by Commodity Exchange, Inc., a subsidiary of New York Mercantile Exchange, Inc.

“Commodity Exchange Act” or “CEA” — The United States Commodity Exchange Act of 1936, as amended.

“Custodian” — [__________], a national banking association acting through its London branch.

“Custody Agreement” — Each of the Trust Unallocated Account Agreement and the Trust Allocated Agreement, which are governed by English law, between the Trustee and the Custodian regarding the custody of the Trust’s gold.

“DTC” — The Depository Trust Company, a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

“DTC Participant” — An entity that has an account with DTC.

“ERISA” — The Employee Retirement Income Security Act of 1974, as amended.

“Exchange” — [_______________].

“Exchange Act” — The United States Securities Exchange Act of 1934, as amended.

“Fine Ounce” — An Ounce of 100% pure gold. The number of Fine Ounces in a gold bar may be calculated by multiplying the gross weight in Ounces by the fineness, expressed as a fraction of the fine metal content in parts per 1000.

“FINRA” — Financial Industry Regulatory Authority, Inc.

“Foreside” – Foreside Fund Services, LLC.

“IBA” means ICE Benchmark Administration, a specialist benchmark administrator appointed by the LBMA.

“Indirect Participant” — An entity that has access to the DTC clearing system by clearing securities through, or maintaining a custodial relationship with, a DTC Participant.

“Initial Purchaser” — The purchaser of the initial Baskets.

“IRA” — Individual retirement account.

“IRS” — Internal Revenue Service.

“LBMA” — The London Bullion Market Association, a trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London bullion market.

“LBMA Gold Price AM” — As of any day, the price of gold determined in an auction hosted by IBA in the morning of such day (London time).

“LBMA Gold Price PM” — As of any day, the price of gold determined in an auction hosted by IBA in the afternoon of such day (London time).

“London Good Delivery Bar” — A bar of gold meeting the London Good Delivery Standards.

“London Good Delivery Standards” — The specifications for weight, dimensions, fineness (or purity), identifying marks and appearance of gold bars as set forth in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA.

“London PM Fix” — As of any day, the price of gold fixed in the afternoon of such day (London time) by the London Gold Market Fixing Ltd.

“NAV” — Net asset value per Share. See “The Trust — Valuation of Gold; Computation of Net Asset Value” for a description of how the net asset value of the Trust and the NAV are calculated.

“NFA” is the National Futures Association, a futures association and a self-regulatory organization organized under the CEA and CFTC regulations with the mandate to regulate intermediaries trading in “commodity interests”.

“Non-U.S. Shareholder” — A shareholder that is not a U.S. Shareholder.

“NYMEX” — New York Mercantile Exchange, Inc.

“OTC” — The global Over-the-Counter market for the trading of gold which consists of transactions in spot, forwards, and options and other derivatives.

“Ounce” — A troy ounce, equal to 1.0971428 ounces avoirdupois. “Avoirdupois” is the system of weights used in the U.S. and Great Britain for goods other than precious metals, gems and drugs. In that system, a pound has 16 ounces and an ounce has 16 drams.

“Plan” — Any (a) employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the fiduciary responsibility provisions of ERISA, as set forth in Title I thereof, (b) plan described in Section 4975(e)(1) of the Code that is subject to Section 4975 of the Code, including individual retirement accounts and Keogh plans, (c) entity whose underlying assets include plan assets by reason of a plan’s investment in such entity.

“SEC” — The Securities and Exchange Commission of the United States, or any successor governmental agency in the United States.

“Securities Act” — The United States Securities Act of 1933, as amended.

“Shareholders” — Owners of beneficial interests in the Shares.

“Shares” — Units of fractional undivided beneficial interest in the net assets of the Trust which are issued by the Trust.

“Sponsor” — GraniteShares LLC.

“TOCOM” — The Tokyo Commodity Exchange.

“Tonne” — One metric ton which is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.

“Trust” — GraniteShares Gold Trust, a New York trust formed pursuant to the Trust Agreement.

“Trust Agreement” — The Trust Agreement dated [________], among the Sponsor, The Bank of New York Mellon, the registered and beneficial owners from time to time of Shares and all persons that deposit gold for creation of Shares under which the Trust is governed.

“Trustee” — The Bank of New York Mellon, a banking corporation organized under the laws of the State of New York with trust powers.

“U.S. Shareholder” — A Shareholder that is (1) an individual who is treated as a citizen or resident of the United States for United States federal income tax purposes; (2) a corporation (or an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or (4) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under applicable Treasury Regulations to be treated as a domestic trust.

GraniteShares Gold Trust

[________],000 Shares

PRELIMINARY PROSPECTUS

[_______], 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the Shares pursuant to the prospectus contained in this registration statement.

SEC registration fee (actual)	$[_____]*
NYSE Arca listing fee (actual)	$[_____]*
FINRA filing fee (actual)	$[_____]*
Blue Sky expenses	$[_____]*
Auditor’s fees and expenses	$[_____]*
Legal fees and expenses	$[_____]*
Printing expenses	$[_____]*
Miscellaneous expenses	$[_____]*
Total	$[_____]*

* To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

The Trust Agreement provides that the Sponsor, its members, managers, directors, officers, employees, affiliates and subsidiaries (each, a “Sponsor Indemnified Party”) shall be indemnified from the Trust and held harmless against any loss, liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) arising out of or in connection with the performance of its obligations under the Trust Agreement and each other agreement entered into by the Sponsor, in furtherance of the administration of the Trust or any actions taken in accordance with the provisions of the Trust Agreement incurred without (i) gross negligence, bad faith, willful misconduct or willful malfeasance on the part of such Sponsor Indemnified Party in connection with the performance of its obligations under the Trust Agreement or any such other agreement or any actions taken in accordance with the provisions of the Trust Agreement or any such other agreement or (ii) reckless disregard on the part of such Sponsor Indemnified Party of its obligations and duties under the Trust Agreement. Such indemnity shall include payment from the Trust of the costs and expenses incurred by such Sponsor Indemnified Party in defending itself against any claim or liability in its capacity as Sponsor.

Item 15.	Recent Sales of Unregistered Securities.

[To be updated by amendment].

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Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which is incorporated herein by reference.

(b) Financial Statement Schedules

Not applicable.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that: (1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or, as to a registration statement on Form S-3, Form SF-3 or Form F-3, is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

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(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of _____________________, State of _______________, on _____, 2017.

GRANITESHARES LLC Sponsor of the GraniteShares Gold Trust

By:
Name:
Title:

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

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EXHIBIT INDEX

Exhibit No.	Exhibit Description
4.1*	Form of Depository Trust Agreement between GraniteShares LLC, as sponsor, and The Bank of New York Mellon, as trustee
4.2*	Form of Authorized Participant Agreement
4.3*	Form of Certificate of Shares of the Trust (included as Exhibit A to the Depository Trust Agreement)
5.1*	Opinion of Reed Smith LLP as to legality
8.1*	Opinion of Reed Smith LLP as to tax matters
10.1*	Form of Allocated Account Agreement
10.2*	Form of Unallocated Account Agreement
10.3*	Services Agreement between GraniteShares LLC and Foreside Fund Services, LLC
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Reed Smith LLP (included in Exhibits 5.1 and 8.1)

* To be filed by amendment

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